UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

POMEROY IT SOLUTIONS, INC.

(Name of Issuer) POMEROY IT SOLUTIONS, INC. HEBRON LLC DESERT MOUNTAIN ACQUISITION CO. DAVID B. POMEROY, II
(Names of Person(s) Filing Statement) Common Stock, par value $0.01 per share
(Title of Class of Securities) 731822102
(CUSIP Number of Class of Securities)

Pomeroy IT Solutions, Inc. 1020 Peterburg Road Hebron, KY 41048 (859) 586-0600 ext. 1419 1-888-285-3475 (fax)	Hebron LLC Desert Mountain Acquisition Co. David B. Pomeroy, II 42475 N. 112th Street N. Scottsdale, AZ 85262 (480) 595-0014 (480) 595-0699 (fax)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies to:
John J. Hentrich, Esq. John D. Tishler, Esq. Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real, Suite 200 San Diego, CA 92130 (858) 720-8900 (858) 509-3691 (fax)	Richard G. Schmalzl, Esq. Graydon Head & Ritchey LLP 1900 Fifth Third Center 511 Walnut Street Cincinnati, Ohio 45202 (513) 629-2828 (513) 333-4326 (fax)

This statement is filed in connection with (check the appropriate box):
☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$59,641,253	$3,328

*   Calculated solely for the purpose of determining the filing fee, the transaction valuation was determined based upon the sum of (A) 9,351,277 shares of common stock multiplied by $6.00 per share; (B) in-the-money stock options with respect to 410,572 shares of common stock multiplied by $1.91 per share (which is the difference between $6.00 and the weighted average exercise price of $4.09 per share); and (C) 458,560 shares of restricted stock multiplied by $6.00 per share.

** The filing fee, calculated in accordance with Exchange Act Rule 0-11(c), was calculated by multiplying the transaction value by 0.0000558.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,328

Form or Registration No.:  Schedule 14A

Filing Party:  Pomeroy IT Solutions, Inc.

Date Filed:  July 2, 2009

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission ("SEC") by (a) Pomeroy IT Solutions, a Delaware corporation ("Pomeroy IT Solutions" or the "Company"), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Hebron LLC, a Delaware limited liability company ("Parent"), (c) Desert Mountain Acquisition Co., a Delaware corporation ("MergerSub"), and (d) David B. Pomeroy, II, an individual and director of Pomeroy IT Solutions (collectively, the "Filing Persons").

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 19, 2009, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of June 8, 2009, and the Second Amendment to the Agreement and Plan of Merger, dated as of June 20, 2009, all by and among the Company, Parent, MergerSub and Mr. Pomeroy (as amended, the "Merger Agreement"). If the Merger Agreement is adopted by the Company’s stockholders and the other conditions to closing of the Merger (as defined below) are satisfied or waived, MergerSub will merge with and into the Company, with the Company continuing as a surviving corporation and becoming a wholly owned subsidiary of Parent (the "Merger").

If the Merger is completed, each outstanding share of the Company's common stock, other than as provided below, will be converted into the right to receive $6.00 in cash, without interest and less any applicable withholding taxes (the "Merger Consideration").  The following outstanding shares of the Company's common stock will not be converted into the right to receive the Merger Consideration in connection with the Merger: (1) shares held by any of the Company's stockholders who are entitled to and who properly exercise appraisal rights under Delaware law; (2) shares the Company or any of its subsidiaries own; and (3) shares Parent or MergerSub own (including any such shares Mr. Pomeroy contributes to Parent prior to the effective time of the Merger) (the "Effective Time"). Mr. Pomeroy has agreed to contribute all of his shares of the Company's common stock to Parent prior to the effective time of the Merger.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of the stockholders of the Company, Inc. at which the Company's stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is "controlled" by any other Filing Person or that any Filing Person is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

TABLE OF CONTENTS

Item 1.	Summary Term Sheet

Item 2.	Subject Company Information

Item 3.	Identity and Background of Filing Person(s)

Item 4.	Terms of the Transaction

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 7.	Purposes, Alternatives, Reasons and Effects

Item 8.	Fairness of the Transaction

Item 9.	Reports, Opinions, Appraisals and Negotiations

Item 10.	Source and Amounts of Funds or Other Consideration

Item 11.	Interest in Securities of the Subject Company

Item 12.	The Solicitation or Recommendation

Item 13.	Financial Statements

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Item 15.	Additional Information

Item 16.	Exhibits

SIGNATURES

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

"SUMMARY TERM SHEET"

"QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER"

Item 2. Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, Kentucky 41048
(859) 586-0600

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"THE SPECIAL MEETING—Record Date; Shares Entitled to Vote; Quorum"

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"SUMMARY TERM SHEET—Market Prices and Dividend Data"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Market Price of Our Company Common Stock and Dividend Information"

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Market Price of Our Company Common Stock and Dividend Information"

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Transactions in Common Stock"

Item 3. Identity and Background of Filing Person(s)

(a) Name and Address. Pomeroy IT Solutions, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—The Parties to the Merger"

"THE PARTIES TO THE MERGER"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Directors and Executive Officers"

"IMPORTANT INFORMATION REGARDING DAVID B. POMEROY, II, PARENT AND MERGERSUB"

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—The Parties to the Merger"

"THE PARTIES TO THE MERGER"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Directors and Executive Officers"

"IMPORTANT INFORMATION REGARDING DAVID B. POMEROY, II, PARENT AND MERGERSUB"

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Directors and Executive Officers"

"IMPORTANT INFORMATION REGARDING DAVID B. POMEROY, II, PARENT AND MERGERSUB"

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET"

"QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER"

"THE SPECIAL MEETING"

"SPECIAL FACTORS"

"THE MERGER AGREEMENT"

"ANNEX A-1—AGREEMENT AND PLAN OF MERGER"

"ANNEX A-2—FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER"

"ANNEX A-3—SECOND AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER"

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Interests of the Executive Officers and Directors in the Merger"

"SUMMARY TERM SHEET—Treatment of Outstanding Stock Options and Restricted Stock Awards"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

"THE MERGER AGREEMENT—Treatment of Outstanding Stock Options and Restricted Stock Awards"

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Appraisal Rights"

"QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—What rights do I have if I oppose the merger?"

"SPECIAL FACTORS—Appraisal Rights"

"ANNEX C—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW"

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Provisions for Unaffiliated Stockholders"

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Background of the Merger"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Directors and Executive Officers"

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Voting Agreement"

"THE MERGER AGREEMENT—Treatment of Outstanding Stock Options and Restricted Stock Units"

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Merger Consideration"

"THE MERGER AGREEMENT—Merger Consideration"

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—What effects will the merger have on our Company?"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Plans for Our Company After the Merger"

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, MergerSub and Mr. Pomeroy"

"SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Pomeroy as to the Fairness of the Merger"

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, MergerSub and Mr. Pomeroy"

"SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Pomeroy as to the Fairness of the Merger"

 (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, MergerSub and Mr. Pomeroy"

"SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Pomeroy as to the Fairness of the Merger"

"SPECIAL FACTORS—Plans for Our Company After the Merger"

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Treatment of Outstanding Stock and Restricted Stock Awards"

"QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—What effects will the merger have on Our Company?"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Form of the Merger"

"SPECIAL FACTORS—Merger Consideration"

"SPECIAL FACTORS—Effects on Our Company if the Merger is Not Completed"

"SPECIAL FACTORS—Material United States Federal Income Tax Consequences"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

"SPECIAL FACTORS—Estimated Fees and Expenses of the Merger"

"MERGER AGREEMENT—Treatment of Outstanding Stock Options and Restricted Stock Units"

Item 8. Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Pomeroy as to the Fairness of the Merger"

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Opinion of the Special Committee's Financial Advisor"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

"SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Pomeroy as to the Fairness of the Merger"

"ANNEX B—OPINION OF HOULIHAN LOKEY DATED JUNE 20, 2009"

(c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.  The adoption of the merger agreement requires the affirmative vote of the stockholders holding a majority of the shares of the Company's common stock outstanding and entitled to vote at the special meeting. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—The Special Meeting of Stockholders"

"THE SPECIAL MEETING—Record Date; Shares Entitled to Vote; Quorum"

"THE SPECIAL MEETING—Vote Required"

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

 (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

(f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Opinion of the Special Committee's Financial Advisor"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

"ANNEX B—OPINION OF HOULIHAN LOKEY DATED JUNE 20, 2009"

The opinion of Houlihan Lokey dated June 20, 2009, which is attached as Annex B to the Proxy Statement, as well as the discussion materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated April 2, 2009, May 18, 2009 and June 20, 2009, which are attached as exhibits to this Transaction Statement, will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company’s common stock or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Parent's Financing for the Transaction"

"SPECIAL FACTORS—Parent's Financing for the Transaction"

"SPECIAL FACTORS—Estimated Fees and Expenses of the Merger"

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Parent's Financing for the Transaction"

"SPECIAL FACTORS— Parent's Financing for the Transaction "

"MERGER AGREEMENT—Financing"

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"THE SPECIAL MEETING—Solicitation of Proxies"

"SPECIAL FACTORS— Parent's Financing for the Transaction "

"SPECIAL FACTORS—Estimated Fees and Expenses of the Merger"

"SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor – Other Matters"

"THE MERGER AGREEMENT—Termination Fees"

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET— Parent's Financing for the Transaction "

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS— Parent's Financing for the Transaction "

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers"

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Transactions in Common Stock"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers"

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger"

"SUMMARY TERM SHEET—Voting Agreement"

"THE SPECIAL MEETING—Vote Required for Approval"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Recommendation of Our Board of Directors"

"THE SPECIAL MEETING—Vote Required for Approval"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

Item 13. Financial Statements

(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Historical Selected Financial Data"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Ratio of Earnings to Fixed Charges"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Book Value Per Share"

"WHERE YOU CAN FIND MORE INFORMATION"

"ANNEX D-1—ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 5, 2009"

"ANNEX D-2—QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED APRIL 5, 2009"

Certain of the materials filed as Exhibits (c)(2) through (c)(4) to this Transaction Statement include projected financial information. The Company does not, as a matter of course, publicly disclose projections as to its future financial performance. The projections were not prepared with a view to public disclosure and are included in this Transaction Statement only because such information was made available, in whole or in part, to Mr. Pomeroy and certain of his affiliated companies and their financing sources in connection with their due diligence review of the Company, and to Houlihan Lokey Howard & Zukin Capital, Inc. for use in connection with its financial analysis in connection with the Merger. The projections were not prepared with a view to compliance with published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, BDO Seidman, LLP, the Company's auditors, has not examined, compiled or otherwise applied procedures to the projections included in any of the presentations filed as Exhibits to this Transaction Statement and, accordingly, assumes no responsibility for, and expresses no opinion on, them.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"THE SPECIAL MEETING—Solicitation of Proxies"

"THE SPECIAL MEETING—Questions and Additional Information"

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"THE SPECIAL MEETING—Solicitation of Proxies"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

Item 15. Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Preliminary Proxy Statement of Pomeroy IT Solutions, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 30, 2009 (the "Proxy Statement").

(a)(2) Notice of Special Meeting of Stockholders of Pomeroy IT Solutions, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3) Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(4) Form 8-K of Pomeroy IT Solutions, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on May 20, 2009.

(a)(5) Form 8-K of Pomeroy IT Solutions, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on June 9, 2009.

(a)(6) Form 8-K of Pomeroy IT Solutions, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on June 20, 2009.

(a)(7) Schedule 14A of Pomeroy IT Solutions, Inc., filed with the Securities and Exchange Commission on June 30, 2009.

(b)(1) Amended and Restated Commitment Letter, dated July 1, 2009, from GE Capital Commercial Distribution Finance to Mr. David Pomeroy.

(c)(1) Opinion of Houlihan Lokey, dated June 20, 2009, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated June 20, 2009.

(c)(3) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated May 18, 2009.

(c)(4) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated April 2, 2009.

(d)(1) Agreement and Plan of Merger dated as of May 19, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and David B. Pomeroy, II, incorporated herein by reference to Annex A-1 to the Proxy Statement.

(d)(2) First Amendment to Agreement and Plan of Merger dated as of June 8, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and David B. Pomeroy, II, incorporated herein by reference to Annex A-2 to the Proxy Statement.

(d)(3) Second Amendment to the Agreement and Plan of Merger dated as of June 20, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and David B. Pomeroy, II, incorporated herein by reference to Annex A-3 to the Proxy Statement.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled "SPECIAL FACTORS—Appraisal Rights" in the Proxy Statement.

(f)(2) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)(1) Investor, Customer and Employee Q&A, incorporated by reference to the Schedule 14A of Pomeroy IT Solutions, Inc. filed with the Securities and Exchange Commission on June 30, 2009.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 2, 2009	Pomeroy IT Solutions, Inc.

/s/ Christopher C. Froman
Title: President and Chief Executive Officer

July 2, 2009	Hebron LLC

/s/ David B. Pomeroy, II
Title: Member

July 2, 2009	Desert Mountain Acquisition Co.

/s/ David B. Pomeroy, II
Title: President

July 2, 2009	David B. Pomeroy, II

/s/ David B. Pomeroy, II

Exhibit Index

(a)(1) Preliminary Proxy Statement of Pomeroy IT Solutions, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 30, 2009 (the "Proxy Statement").

(a)(2) Notice of Special Meeting of Stockholders of Pomeroy IT Solutions, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3) Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(4) Form 8-K of Pomeroy IT Solutions, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on May 20, 2009.

(a)(5) Form 8-K of Pomeroy IT Solutions, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on June 9, 2009.

(a)(6) Form 8-K of Pomeroy IT Solutions, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on June 20, 2009.

(a)(7) Schedule 14A of Pomeroy IT Solutions, Inc., filed with the Securities and Exchange Commission on June 30, 2009.

(b)(1) Amended and Restated Commitment Letter, dated July 1, 2009, from GE Capital Commercial Distribution Finance to Mr. David Pomeroy.

(c)(1) Opinion of Houlihan Lokey, dated June 20, 2009, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated June 20, 2009.

(c)(3) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated May 18, 2009.

(c)(4) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated April 2, 2009.

(d)(1) Agreement and Plan of Merger dated as of May 19, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and David B. Pomeroy, II, incorporated herein by reference to Annex A-1 to the Proxy Statement.

(d)(2) First Amendment to Agreement and Plan of Merger dated as of June 8, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and David B. Pomeroy, II, incorporated herein by reference to Annex A-2 to the Proxy Statement.

(d)(3) Second Amendment to the Agreement and Plan of Merger dated as of June 20, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and David B. Pomeroy, II, incorporated herein by reference to Annex A-3 to the Proxy Statement.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled "SPECIAL FACTORS—Appraisal Rights" in the Proxy Statement.

(f)(2) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)(1) Investor, Customer and Employee Q&A, incorporated by reference to the Schedule 14A of Pomeroy IT Solutions, Inc. filed with the Securities and Exchange Commission on June 30, 2009.

GE Capital Commercial Distribution Finance TEA 2300 Windy Ridge Parkway, Suite 700 Atlanta, GA 30339 USA

July 1, 2009

CONFIDENTIAL

VIA EMAIL

Mr. David Pomeroy

Re:	Amended and Restated Commitment Letter

Dear Mr. Pomeroy:

You have advised GE Commercial Distribution Finance Corporation (“GECDF”, or “Lender”) that a newly formed entity controlled by David Pomeroy and with minority interest to be held only by key managers of Target (“Newco Parent”), through a wholly owned subsidiary of Newco Parent (“Acquisitionco”), will acquire all of the outstanding capital securities of Pomeroy IT Solutions, inc. (“Target”) (other than the capital securities of Target owned by David Pomeroy).  Acquisitionco is seeking up to Fifty Million Dollars ($50,000,000) of financing (the “Financing”) in support of the recapitalization of Target by purchasing all the capital securities of Target not owned by David Pomeroy and refinancing of all of Target’s existing secured debt (the “Transaction”).  As used herein, “Credit Parties” means Newco Parent, Acquisitionco, Target and its subsidiaries.

Based on our understanding of the Transaction as described above and the information which you have provided to us to date, and subject to the terms and conditions contained in the attached Summary of Terms, GECDF is pleased to offer its commitment to provide the Financing described herein in the amount of up to Fifty Million Dollars ($50,000,000), upon receipt/completion of the following conditions and subject to the terms and conditions outlined in the attached Summary of Terms including the deliveries required thereby (together with the Summary of Terms, this “Commitment Letter”):

David Pomeroy	Page 2
July 1, 2009

1)	Acceptable structure of each Credit Party and the proposed merger of Acquisitionco with and into Target.
2)	Due diligence regarding Target, its subsidiaries, Newco Parent and Acquisitionco, and their business, finances (including capitalization) and operations.
3)	David Pomeroy have contributed all of the outstanding stock of Target owned by David Pomeroy to the Transaction (e.g. this stock will be “rolled over” and not cashed out).
4)	Payment at closing of all fees due at closing, as described in the Interest Rate and Fee Letter between GECDF and the Credit Parties.
5)	Pro forma/projected financial statements for such periods and containing such information relating to the Target and its subsidiaries which are acceptable to GECDF.
6)	The execution and delivery of final legal documentation acceptable to GECDF and its counsel incorporating, without limitation, the terms set forth in this Commitment Letter.

GECDF’s obligations contained herein are also expressly conditioned upon there being an absence of (A) any material adverse change in the business, condition (financial or otherwise), operations, performance, properties, or prospects of Acquisitionco, Newco Parent, Target or its subsidiaries, from that reflected in the financial statements dated as of January 5, 2009, previously delivered to GECDF; (B) any material adverse change in the business, condition (financial or otherwise), operations, performance, properties, or prospects of Acquisitionco, Newco Parent, Target or its subsidiaries which; or (C) any material adverse change in the capital markets generally, or in the industries in which the Target conducts its business.  GECDF reserves the right at any time to syndicate the Financing and any definitive loan documents shall contemplate such syndication, including the requirement of a certain percentage of lenders to approve, waive and amend the definitive loan documents.

By signing this Commitment Letter, GECDF and Acquisitionco acknowledge that this Commitment Letter supersedes any and all discussions and understandings, written or oral, between or among GECDF and any other person as to the subject matter hereof, including, without limitation, any prior commitment letters (and attachments) whether or not fully or partially executed.  No amendments, waivers or modifications of this Commitment Letter or any of its contents shall be effective unless expressly set forth in writing and executed by GECDF and Acquisitionco.

This Commitment Letter and Summary of Terms are being provided to you on the condition that, except as required by law, neither they, nor their contents, will be disclosed publicly or privately except to Target and to those individuals who are Target’s or your officers, employees or advisors who have a need to know of them as a result of their being specifically involved in the Transaction under consideration and then only on the condition that such matters may not, except as required by law, be further disclosed.  No person, other than the parties signatory hereto, is entitled to rely upon this Commitment Letter or any of its contents. No person shall, except as required by law, use the name of, or refer to, GECDF, or any of its affiliates, in any correspondence, discussions, press release, advertisement or disclosure made in connection with the Transaction without the prior written consent of GECDF.

David Pomeroy	Page 3
July 1, 2009

Regardless of whether the commitment herein is terminated or the Transaction or the Financing closes, Acquisitionco agrees to pay upon demand to GECDF all out-of-pocket expenses (“Transaction Expenses”) which may be incurred by GECDF in connection with the Financing or the Transaction (including all reasonable legal, environmental, and other consultant costs and fees incurred in the preparation of this Commitment Letter and evaluation of, and documenting, negotiation and closing of, the Financing and the Transaction). Regardless of whether the commitment herein is terminated or the Transaction or the Financing closes, Acquisitionco for itself and its affiliates shall indemnify and hold harmless each of GECDF, its affiliates, and the directors, officers, employees, attorneys and representatives of any of them (each, an “Indemnified Person”), from and against all suits, actions, proceedings, claims, damages, losses, liabilities and expenses (including, but not limited to, attorneys’ fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal), which may be instituted or asserted against or incurred by any such Indemnified Person in connection with, or arising out of, this Commitment Letter, the Financing or the Transaction under consideration, the documentation related thereto, any other financing related thereto, any actions or failures to act in connection therewith, and any and all environmental liabilities and legal costs and expenses arising out of or incurred in connection with any disputes between or among any parties to any of the foregoing, and any investigation, litigation, or proceeding related to any such matters.  Notwithstanding the preceding sentence, indemnitors shall not be liable for any indemnification to an Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense results solely from that Indemnified Person’s gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction.  Under no circumstances shall GECDF or any of its affiliates be liable to you or any other person for any punitive, exemplary, consequential or indirect damages which may be alleged in connection with this Commitment Letter, the Transaction, the Financing, the documentation related thereto or any other financing, regardless of whether the commitment herein is terminated or the Transaction or the Financing closes.

EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS COMMITMENT LETTER, ANY TRANSACTION RELATING HERETO OR THERETO, OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THEREWITH, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.  Each party hereto consents and agrees that the state or federal courts located in Illinois shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, the Financing or the Transaction under consideration, any other financing related thereto, and any investigation, litigation, or proceeding related to or arising out of any such matters, provided, that the parties hereto acknowledge that any appeals from those courts may have to be heard by a court (including an appellate court) located outside of such jurisdiction.  Each party hereto expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waives any objection which such party may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.

David Pomeroy	Page 4
July 1, 2009

This Commitment Letter is governed by and shall be construed in accordance with the laws of the State of Illinois applicable to contracts made and performed in that state.

This Commitment Letter is expressly conditioned upon GECDF having access to all relevant facilities, personnel and accountants, and copies of all documents which GECDF may request, including business plans, financial statements (actual and pro forma), books, records, and other documents, of each Credit Party.

Please indicate your acceptance of this Commitment Letter in the space indicated below and return a copy of this Commitment Letter so executed to GECDF.  This Commitment Letter will expire at 5:00 p.m. time on July 1, 2009, unless on or prior to such time GECDF has received (at 2300 Windy Ridge Parkway, Suite 800; Atlanta, GA 30339) a copy of this Commitment Letter executed by Acquisitionco.  Under the Prior Documents (as defined below), GECDF received the Good Faith Deposit (as defined in the Prior Documents).  The Good Faith Deposit shall continue to be held by GECDF to cover GECDF’s due diligence costs and expenses.  Promptly upon GECDF's request, Acquisitionco shall provide additional diligence funds to GECDF (such funds are also deemed to be included in the Good Faith Deposit).  The Good Faith Deposit, to the extent not expended or reasonably expected to be expended by GECDF for the fees and expenses set forth in this letter, are refundable to Acquisitionco if the Transaction does not close, and if the Transaction does close, any such remaining funds shall be applied to the fees due at Closing.  The Good Faith Deposit is not a limit on the amounts that the Acquisitionco may owe GECDF under this Commitment Letter and Acquisitionco shall be fully liable for all such amounts.  Failure to pay the Good Faith Deposit as required herein shall give GECDF the unilateral right to terminate this Commitment Letter without any obligation or liability of any kind or nature to Newco Parent or any other person or entity.

Once effective, GECDF’s commitment to provide financing in accordance with the terms of this Commitment Letter shall cease if the Transaction does not close, or the Financing is not funded for any reason, on or before September 30, 2009 (or such later date as GECDF may agree to in its sole discretion), and, notwithstanding any further discussions, negotiations or other actions taken after such date, neither GECDF nor any of its affiliates shall have any liability to any person in connection with its refusal to fund the Financing or any portion thereof after such date.

This letter may be executed in one or more counterparts and on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Signatures to this letter may be given by facsimile or other electronic transmission (including PDF signatures), and such signatures shall be fully binding on the party sending the same.

{remainder of page intentionally left blank; signature page follows}

David Pomeroy	Page 5
July 1, 2009

This Commitment Letter and the attached Amended and Restated Summary of Terms amends and restates the Commitment Letter and attached Summary of Terms, each dated as of June 15, 2009 (the “Prior Documents”).  The Prior Documents are hereby terminated and are no longer in force or effect.

We look forward to continuing to work with you toward completing this transaction.

Sincerely,

GE COMMERCIAL DISTRIBUTION FINANCE
CORPORATION

By:	/s/ David Mintert
Its:	Duly Authorized Signatory

AGREED AND ACCEPTED THIS
___ DAY OF JULY, 2009

/s/ David Pomeroy
Name: David Pomeroy
Title: President

AMENDED AND RESTATED SUMMARY OF TERMS
Up to $50.0 MILLION IN COMBINED SENIOR SECURED CREDIT FACILITIES (the “Financing”)
GENERAL TERMS AND CONDITIONS OF THE FINANCING
The summary of terms amend and restate in their entirety the summary of terms dated June 15, 2009

BORROWER:
An entity controlled by David Pomeroy with minority interests held only by key managers of Target (“Newco Parent”) and a new entity to be wholly owned by Newco Parent (“Acquisitionco”), as co-borrowers. Upon the merger of Acquisitionco with Pomeroy IT Solutions, Inc. (“Target”), and the Target being the surviving entity, Target and all subsidiaries of Target (by way of joinder as co-borrowers) shall become a borrower (collectively, “Borrower”).

LENDER:	GE Commercial Distribution Finance Corporation(“GECDF”)

CREDIT FACILITIES:
The Financing will consist of two Facilities, a 3-year committed receivables based revolving credit facility (“A/R Revolver”) and a discretionary  inventory finance facility (“Inventory Facility”) subject to a combined facility (“Facility”) limit of Fifty Million Dollars ($50,000,000).  The two Facilities will be freely allocable (subject to the terms and conditions contained in the definitive loan documents) subject to the Fifty Million Dollar ($50,000,000) limitation.  The A/R Revolver will be a committed facility and the Inventory Facility will be discretionary and not committed.  The Borrower may terminate the Inventory Facility at any time on no less than sixty (60) days prior written notice to GECDF and GECDF may terminate the Inventory Facility at any time on no less than sixty (60) days prior written notice to Borrower, provided, however, that during the existence of an event of default, no such prior notice shall be required by GECDF to terminate the facilities.  If Borrower elects to terminate a Facility, it must terminate both Facilities.

Certain of the terms specific to the A/R revolver and Inventory Facility are listed in Exhibit A and Exhibit B, respectively, and attached herewith.

COLLATERAL
To secure the Financing and all obligations of Borrower in connection therewith, GECDF shall receive at closing a fully perfected first priority security interest (other than IBM, Lenovo, Infoprint, Lexmark, Nortel, and HP Inventory) in substantially all assets of the Borrower, including but not limited to all of the following property, whether now existing or hereafter arising, of Borrower and its subsidiaries (the "Collateral"): (a) all accounts and other receivables for goods sold or leased or services rendered whether or not earned ("Receivables"); (b) all instruments, chattel paper and other contracts evidencing, or substituted for, any Receivable; (c) all guarantees, letters of credit, security and other credit enhancements for the Receivables; (d) all claims and causes of action in any way relating to any of the Receivables; (e) all bank accounts into which any proceeds of Receivables are deposited (including all cash and other funds on deposit therein); (f) all books and records relating to any of the foregoing; (g) all substitutions, replacements, accessions, products or proceeds (including, without limitation, insurance proceeds) of any of the foregoing; (h) all inventory of the Borrower (“Inventory”); and (i) all other material assets of the Borrower.  In addition, GECDF would have the right to utilize, at no cost or expense, any trade names, trademarks, copyrights or other intellectual property to the extent necessary or appropriate in order to sell, lease or otherwise dispose of any of the Collateral.

David Pomeroy	Page 2
July 1, 2009

Also, all obligations of the Borrower under the Facility shall be cross-defaulted to all other material indebtedness (a mutually agreed upon level shall be determined) of Borrower.  All subsidiaries of Target together with Target shall upon the effectiveness of the merger become co-borrowers.

COLLATERAL MONITORING
Borrower will provide, on a weekly basis, Borrowing Base Certificates and other collateral information and operating statistics reasonably requested by GECDF. GECDF will establish customary reserves in a facility of this type, including a Ten Million Dollar ($10,000,000) excess collateral reserve such other reserves necessary to maintain adequate collateral levels to support both the A/R Revolver and Inventory Facility as determined by GECDF.

MANDATORY PREPAYMENTS:	Customary mandatory prepayments including, but not limited to, disposition of assets, equity issuance, debt issuance, and change of control of each Borrower.

FINANCIAL REPORTING:
The Financing Documentation would require Borrower, on a monthly basis, to provide to GECDF (each in form and substances reasonably satisfactory to GECDF) internally prepared financial statements (within thirty (30) days after each month end), and also on a monthly basis, accounts receivable reports, accounts payable reports, and inventory reports, each in form and substances reasonably satisfactory to GECDF and submitted to GECDF by the fifteenth (15th) of the following month.  Annually (within ninety (90) days following fiscal year end), Borrower shall be required to provide unqualified audited financial statements, and an operating plan for the subsequent year.  Borrower shall provide such other reports and information as GECDF may request from time to time.  All financial statements shall be prepared on a consolidated and consolidating basis.  Borrower would provide other information reasonably requested by GECDF.  All financial statements shall be prepared on a consolidated and consolidating basis in accordance with GAAP.

CONDITIONS PRECEDENT:	Conditions Precedent would include, but may not be limited to, conditions customary for transactions of this type well as the following:

•	The Borrower, Target and its subsidiaries will not be in default of any agreements for any material obligations or indebtedness.

David Pomeroy	Page 3
July 1, 2009

•	The Financing will not cause a breach under any contracts, agreements, laws, or bylaws of any Borrower, Target an its subsidiaries.
•	No default or event of default shall exist under the definitive loan documents both before and after making the initial advance under the definitive loan documents.
•	The merger of Acquisitionco and Target shall be effective at closing and shall be in compliance with all applicable laws, rules and regulations

FINANCIAL COVENANTS:	Financial covenants would include, but may not be limited to, the following:

(i) Minimum TNW of Two Million Five Hundred Thousand Dollars ($2,500,000) at Closing (based on most recent fiscal month end after giving effect to the closing), Two Million Five Hundred Thousand Dollars ($2,500,000) at 10/05/09, increasing to Five Million Dollars ($5,000,000) at 1/5/10 fiscal year end and each of the three fiscal quarters thereafter, and increasing to Ten Million Dollars ($10,000,000) at 1/5/11 fiscal year end and each fiscal quarter thereafter;

(ii) maximum Funded Debt to EBITDA ratio of 3.0 to 1.0 at 10/5/09 and each fiscal quarter end thereafter  The Funded Debt to EBITDA ratio will each build quarterly to a true trailing twelve month calculation starting with the fiscal quarter ending 10/5/09; and

(iii) quarterly EBITDA shall be no less than the following percentage of quarterly net sales:

October 5, 2009	1.75%
January 5, 2010	1.50%
April 5, 2010 and each	1.75%
fiscal quarter end thereafter

OTHER TERMS AND CONDITIONS  (to include, but not be limited to, the following):
•
Completion by GECDF of all business and legal due diligence with regards to Newco Parent, Acquisitionco and Target and its subsidiaries, with results satisfactory to GECDF.  Without limiting the foregoing, the corporate structure, capital structure, other debt instruments, material contracts and governing documents of each Borrower, Target and its subsidiaries must be acceptable to GECDF.

•	At the Closing, the Borrower shall have Two Million Dollars ($2,000,000) in excess collateral availability plus cash subject to a control agreement in favor of GECDF.
•	At all times after the Closing, there shall be a Ten Million Dollars ($10,000,000) reserve (reserve to be established against eligible receivables).
•	Intercreditor Agreements with IBM and HP each acceptable to GECDF.
•	Full cash dominion (control agreements and lockbox agreements).
•	Terms, conditions and provisions of merger agreement between Acquisitionco and Target in form and substance satisfactory to Lender and its counsel.
•	Quarterly field exams at Borrower’s expense.
•	Acceptable written letter or report from an acceptable accounting firm providing that FAS 141(R) will be applicable to the Merger and the transactions contemplated hereby.

David Pomeroy	Page 4
July 1, 2009

•	Unused line fee on the Facilities, as described in the Interest Rate and Fee Letter between GECDF and the Credit Parties.
•	Other fees as described in the Interest Rate and Fee Letter between GECDF and the Credit Parties.
•	Acceptable cash management, accounting and financial information systems.
•
Satisfactory opinions of counsel from Borrower's outside counsel reasonably acceptable to Lender (including, without limitation, an opinion that the Financing does not violate material government contracts).

•	Reporting requirements, documentation, conditions precedent, representations and warranties, indemnities, events of default and remedies as required by the Lender.
•
Limitations on capital expenditures; loans, advances, investments and guarantees; sale of assets; additional indebtedness (including subordinated indebtedness); mergers; and the prepayment of subordinated debt. Cash dividends, other distributions to equity holders, or redemption of common or preferred stock shall be limited.

•
Prior to the 1/5/10 fiscal year end, there shall be no dividends, management fees and other distributions; after the 1/5/10 fiscal year end, dividends, management fees and other distributions up to 50% of net income after tax (as calculated under GAAP) for a fiscal quarter may be made (after delivery of the quarterly financial statements to GECDF), if no default has occurred and is continuing and no default is reasonably likely to occur from making of any such dividend or distribution or payment of management fee, and if after giving effect to any such dividend or distribution or payment of management fee, the amount of Borrower’s cash plus excess collateral availability on the A/R Revolver is no less than Ten Million Dollars ($10,000,000).

•
Limitation on acquisitions to acquisitions of Five Million Dollars ($5,000,000) per acquisition with a fiscal year aggregate limit of Ten Million Dollars ($10,000,000) for all acquisitions during such period, and subject to other customary requirements, including GECDF having a perfected first priority lien on all assets acquired, no default has occurred and is continuing and no default is reasonably likely to occur from the consummation of any such acquisition and, if after giving effect to an acquisition, the amount of Borrower’s cash plus excess collateral availability on the A/R Revolver is no less than Ten Million Dollars ($10,000,000).

•
Commercially reasonable insurance protection for the Borrower’s industry, size and risk and the collateral protection (terms, underwriter, scope, and coverage to be acceptable to GECDF); GECDF named as loss payee (property/casualty) and additional insured (liability); and non-renewal/cancellation/amendment riders to provide 30 days advance notice to GECDF.

•	Governing law Illinois.
•	Rights of: Inspection; access to facilities, management and auditors.
•	All consents and approvals shall have been obtained necessary to consummate the Transactions.
•	There shall be no litigation pending or threatened against Credit Parties unless approved by GECDF.
•	Transaction purchase price shall not be greater than an amount acceptable to GECDF, and the sources and uses at closing shall be satisfactory to Lender.
•	David Pomeroy (through Newco Parent) shall control the Target after giving effect to the merger and the minority owners of Target shall be only key managers of Target.
•	The initial advance shall not exceed Forty Five Million Dollars ($45,000,000).
•
Neither the Borrower nor the Target or any of its Subsidiaries shall received any notice, written or oral, with respect to any vendor or customer indicating that such vendor or customer may or intends to terminate or materially reduce its dealings with the Borrower, the Target or any of its Subsidiaries, nor shall Target or any of its Subsidiaries have any knowledge of any such intention.

•	Such other terms and conditions acceptable to GECDF.
•
As of the closing date, there will have been (i) since Borrower’s last audited financial statements, no material adverse change, individually or in the aggregate, in the business, financial, prospects or other condition of Borrower, the industry in which any Borrower operates, or the collateral which will be subject to the security interest granted to GECDF or in the prospects or projections of Borrower, (ii) no litigation pending or threatened which, if successful, could reasonably be expected to have a material adverse impact on Borrower, its business or  ability to repay the loans, or which would challenge the transactions under consideration, a (iii) since Borrower’s last audited financial statements, no material increase in the liabilities, liquidated or contingent, of Borrower, or a material decrease in the assets of Borrower, and (iv) there not having occurred whether or not continuing, in GECDF’s reasonable judgment, a material disruption or material adverse change in the financial, banking or capital markets generally.

David Pomeroy	Page 5
July 1, 2009

The preceding summary of terms and conditions is not intended to be all-inclusive.  Any terms and conditions that are not specifically addressed above or in Exhibit A or Exhibit B, shall be subject to future negotiations.  Moreover, both parties acknowledge that: (i) this Summary of Terms is subject to GECDF's due diligence including due diligence on each of Borrower (and its owners), the Target and its subsidiaries, and their operations, financial conditions, and compliance with laws, as well as due diligence on the proposed structure of the Transaction, and (ii) this letter supersedes any and all discussions and understandings, written or oral, between or among GECDF and any other person as to the subject matter hereof.

Except as required by law, neither this letter nor its contents will be disclosed publicly or privately except to Target and to those individuals who are Target’s or your officers, employees or advisors, who have a need to know as a result of being involved in the Financing and then only on the condition that such matters may not be further disclosed. No one shall, except as required by law, use the name of, or refer to, GECDF, or any of its affiliates, in any correspondence, discussions, advertisement or disclosure made in connection with the Financing without the prior consent of GECDF.

Regardless of whether the Financing is approved or closes, Borrower agrees to pay upon demand to GECDF all out-of-pocket expenses (including all reasonable legal, field examination, and other consultant costs and fees) incurred in connection with this letter or the Financing.  Regardless of whether the Financing is approved or closes, Borrower agrees to indemnify and hold GECDF, its affiliates, and the directors, officers, employees, and representatives of any of them, harmless from and against all claims, expenses (including, but not limited to, attorneys' fees), damages, and liabilities of any kind which may be incurred by, or asserted against, any such person in connection with, or arising out of, this letter, the Financing, any other related financing, documentation, disputes or environmental liabilities, or any related investigation, litigation, or proceeding.  Under no circumstances shall GECDF or any of its affiliates be liable for any punitive, exemplary, consequential or indirect damages which may be alleged to result in connection with this letter, or the Financing or any other financing.

David Pomeroy	Page 6
July 1, 2009

EXHIBIT A to
SUMMARY OF TERMS
Up to $50.0 MILLION A/R REVOLVER  (freely allocable with the Inventory facility)
subject to a $50,000,000 facility cap

GENERAL TERMS AND CONDITIONS

AMOUNT: Inventory finance	Up to Fifty Million Dollars ($50,000,000) (freely allocable with the facility) subject to a Fifty Million Dollars ($50,000,000) facility cap

PURPOSE:
For the refinancing of existing senior indebtedness, acquisition of all outstanding stock of Pomeroy IT Solutions, Inc., inclusive of minority shareholders, funding working capital, and general corporate purposes, but subject to all of the outstanding stock of Target owned by David Pomeroy in Pomeroy IT Solutions, Inc. being rolled over and contributed to the Transaction.

REVOLVING PERIOD:	The Borrower may borrow, repay and re-borrow under the Revolver at its discretion as long as it is in compliance with the terms and conditions of the Financing.

AVAILABILITY:	85% advance rate against eligible accounts receivable.

Accounts Receivable
Availability will be based on the Borrower's eligible accounts receivable (the "Borrowing Base").  GECDF will retain the right from time to time to establish or adjust advance rates, standards of eligibility, and reserves against availability customary for facilities of this type, including any reserves necessary to prevent any SPP shortfalls in the inventory borrowing base.  Conditions may include, but not be limited to:

•	Receivables must be subject to a first priority perfected security interest and not subject to any other liens or security interests
•	Receivables must be generated solely by the Borrower.
•	Receivables must be owned by Borrower free of claims, security interests or other encumbrances and not subject to defenses or offset.
•	Receivables must satisfy all applicable requirements of the Borrower’s credit and collection policies that must be acceptable to GECDF.
•	Receivables may not be more than 90 days past invoice date or delinquent, or otherwise classified as defaulted.
•	Receivables from obligors subject to bankruptcy proceedings would not be eligible for purchase.
•	Receivables must be payable in US Dollars.
•	Bill and hold, progress billed or otherwise incomplete goods or services would not be eligible for purchase.
•	No receivable obligor may be an affiliate.

David Pomeroy	Page 7
July 1, 2009

The criteria listed above are subject to further clarification and modification after review of the Borrower’s receivables portfolio and GECDF’s other standard eligibility criteria.

INTEREST:	As described in the Interest Rate and Fee Letter between GECDF and the Credit Parties.

DEFAULT RATES:	As described in the Interest Rate and Fee Letter between GECDF and the Credit Parties.

David Pomeroy	Page 8
July 1, 2009

EXHIBIT B to
SUMMARY OF TERMS
Up to $50.0 MILLION INVENTORY FACILITY (freely allocable with the A/R Revolver facility subject to a $50,000,000 facility cap)

GENERAL TERMS AND CONDITIONS

AMOUNT	Up to Fifty Million Dollars ($50,000,000) (freely allocable with the A/R Revolver facility) subject to a Fifty Million Dollars ($50,000,000) facility cap

PURPOSE	For the acquisition of inventory through GECDF authorized vendors and distributors.

FACILITY PERIOD	Subject to the continuation of existing Vendor/Distributor programs currently in place.

AVAILABILITY
GECDF financed Inventory will be given a 100% collateral value for GECDF financed Inventory less than 180 days from date of invoice and 50% collateral value of GECDF financed service parts less than 180 days from the date of invoice.   Eligibility will also be determined based on quarterly on-site exams of inventory levels, SKU appraisal and condition of inventory.

INTEREST
Support for free finance periods is dependent on continuation of finance programs on the part of Manufacturers and Distributors.  Termination of these programs may influence GECDF’s ability to support stated terms.

DEFAULT RATES	As described in the Interest Rate and Fee Letter between GECDF and the Credit Parties.

Project SKYLINE | June 20, 2009

Discussion Materials for the Special Committee of the Board of Directors

Confidential

HOULIHAN LOKEY

www.HL.com U.S. 800.788.5300 Europe +44.20.7839.3355 China +86.10.8588.2300 Hong Kong +852.3551.2300 Japan +81.3.4577.6000

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Project SKYLINE

Disclaimer

This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the "materials"), are provided solely for the information of the Special Committee of the Board of Directors (the "Committee") of Pomeroy IT Solutions Inc. (the "Company") by Houlihan Lokey in connection with the Committee's consideration of a potential transaction (the "Transaction") involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials.

The materials are for discussion purposes only and may not be relied upon by any person or entity for any purpose except as expressly permitted by Houlihan Lokey's engagement letter. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and neither the Committee, the Company nor Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee.

The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey's express prior written consent. Notwithstanding anything to the contrary set forth herein, Houlihan Lokey imposes no restrictions on the disclosure by the Company (including any of its employees, representatives or agents) of the tax treatment or tax structure of any transaction, including those portions of any materials containing such information that are provided by Houlihan Lokey to the Company; provided, however, that (a) any such information and materials shall be kept confidential to the extent necessary to comply with any applicable securities laws, and (b) the foregoing does not constitute an authorization to disclose (i) the name of, or other information that would identify, any party to any transaction, or (ii) confidential commercial, financial or structural information regarding any transaction, except to the extent relating to such tax treatment or tax structure. If the Company plans to disclose information or materials pursuant to the preceding sentence the Company shall inform those to whom it discloses any such information or materials that they may not rely upon such information or materials for any purpose without Houlihan Lokey's prior written consent. Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters. Any statement contained in the materials as to tax matters was neither written nor intended by Houlihan Lokey or any of its affiliates to be used, and cannot be used by any taxpayer, for the purpose of avoiding tax penalties that may be imposed on such taxpayer. If any person uses or refers to any such tax statement in promoting, marketing or recommending a partnership or other entity, investment plan or arrangement to any taxpayer, then such statement is being delivered to support the promotion or marketing of the transaction or matter addressed and such person should seek advice based on its particular circumstances from an independent tax advisor.

The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information available to Houlihan Lokey as of, the date of the materials. Although subsequent developments may affect the contents of the materials, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise or reaffirm the materials, except as expressly contemplated by Houlihan Lokey's engagement letter. The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required. The materials do not address the underlying business decision of the Company or any other party to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party. The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Committee, any security holder of the Company or any other person as to how to vote or act with respect to any matter relating to the Transaction or whether to buy or sell any assets or securities of any company. Houlihan Lokey's only opinion is the opinion that is delivered to the Committee.

CONFIDENTIAL HOULIHAN LOKEY 1

Project SKYLINE

Disclaimer

The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. In preparing the materials, Houlihan Lokey has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other participant in the Transaction.

All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including estimates of potential cost savings and expenses) reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company and other participants in the Transaction that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based.

Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Houlihan Lokey has relied upon representations made by management of the Company, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or any other participant in the Transaction since the date of the most recent financial statements provided to Houlihan Lokey, and that the final forms of any draft documents reviewed by Houlihan Lokey will not differ in any material respect from such draft documents.

The materials do not constitute a commitment by Houlihan Lokey or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services. In the ordinary course of business, certain of Houlihan Lokey's affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, one or more parties that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

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HOULIHAN LOKEY | 2

Project SKYLINE

Table of Contents

Transaction Background	I
Financial Analyses	II
Other Information	III
Appendix	A

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HOULIHAN LOKEY | 3

Transaction Background

Summary of Process – Parties Contacted [1]

Buyer Universe
Strategic
16
Financial
13

20
16
12
8
4
0
19
6
NDAs Executed
Recent Mgmt. Pres.

[1] As directed and approved by the Special Committee of the Board of Directors of the Company.

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HOULIHAN LOKEY | 5

Transaction Background

Summary of Selected Transaction Terms[1]

- Parties to the Transaction
  - David B. Pomeroy, II
  - Pomeroy IT Solutions Inc.
- Form of Transaction
  - Merger
- Form of Consideration
  - Cash Only
- Approvals
  - Board and Shareholders of SKYLINE

- Per Share Transaction Consideration: $6.00
- Minimum required combined cash, investments and customer accounts receivable.
- Financing:
  - No financing contingency
  - Buyer has obtained a commitment letter from GE Commercial Distribution Finance
- Options and Restricted Stock Treatment
  - Accelerated in exchange for lump sum cash payment (for those options "in the money")

(1)This summary is intended only as an overview of selected terms and is not intended to cover all terms or details of the Transaction.
Source: Merger Agreement dated May 19, 2009, as amended as amended by the Second Amendment to Agreement and Plan of Merger dated June 17, 2009.

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HOULIHAN LOKEY | 6

Transaction Background

Transaction Value Overview

Summary of Transaction Value

(dollars and shares in millions, except per share values)

Security	Shares Outstanding[1]	Per Share Transaction Consideration	
Common Stock	9.9	$6.00	
Implied Values			
Implied Common Equity			**$59.5**
Adjustments:			
Cash[2]			($33.7)
Other Liabilities[4]			10.5
Implied Enterprise Value			**36.2**
Implied Transaction Multiples			
EBITDA			
CY2008			18.7x
EBIT			
CY2008			NEG
CY2009E[3]			11.6x
PE Multiple			
CY2008			NEG
CY2009E[3]			18.0x

[1] Based on 9.32 million outstanding shares; 0.46 million restricted shares; 0.1 million options (calculated per treasury method); per management as of June 12, 2009.
[2] Preliminary Balance sheet per management as of April 5, 2009
[3] Financial projections per management as of May 8, 2009.
[4] Tax liabilities, cash charge for escheat, other liabilities.
[5] David Pomeroy filed Schedule 13D on February 19, 2009 disclosing a non-binding offer to acquire all Company shares for $4.50 per share.
[6] 8-K filed May 20, 2009 announcing entry into a agreement and plan of merger with David B. Pomeroy for $5.02 per share.
[7] Source: Bloomberg.

Implied Premiums to Historical Stock Trading Prices [5,6,7]

Trading Period As of 02/19/2009 Date Prior to 13D Filing[5]	Average Closing Stock Price[7]	Implied Premium of Per Share Transaction Consideration over Average Closing Stock Price
1 Day	$3.41	76.0%
10 Day	$3.41	76.0%
1 Month	$3.24	85.5%
3 Month	$3.28	82.9%
6 Month	$3.60	66.5%

Trading Period As of 05/19/2009 Date Prior to 8-K Filing[6]	Average Closing Stock Price[7]	Implied Premium of Per Share Transaction Consideration over Average Closing Stock Price
1 Day	$3.86	55.4%
10 Day	$3.65	64.2%
1 Month	$3.55	68.8%
3 Month	$3.59	67.2%
6 Month	$3.43	75.0%

Trading Period As of 06/19/2009	Average Closing Stock Price[7]	Implied Premium of Per Share Transaction Consideration over Average Closing Stock Price
1 Day	$5.05	18.8%
10 Day	$5.03	19.2%
1 Month	$4.99	20.1%
3 Month	$4.09	46.7%
6 Month	$3.82	57.0%

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HOULIHAN LOKEY | 7

Transaction Background

Stock Trading History

Common Stock Price & Volume History

	Trading Range [1] Low	High	Average	% Premium
1 Day	$3.61	$4.20	$3.86	55.4%
1 Month	$3.31	$3.87	$3.55	68.8%
3 Month	$3.23	$4.11	$3.59	67.2%
6 Month	$2.80	$4.11	$3.43	75.0%

Avg. Daily Volume
Closing Stock Price
($USD)
200,000
150,000
100,000
50,000
0
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Proposed Offer Price: $6.00
5/20 - Announced entry into a definitive merger agreement to be acquired by David B. Pomeroy, II for $5.02 per share
Avg. Volume: 28,807
6/16/2008
8/7/2008
9/30/2008
11/20/2008
1/15/2009
3/11/2009
5/4/2009
6/19/2009
Daily Volume
Close Stock Price $USD

Source: Bloomberg.
[1] Represents trading range prior to 8-K filed May 20, 2009, announcing entry into a agreement and plan of merger with David B. Pomeroy for $5.02 per share.

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HOULIHAN LOKEY | 8

Financial Analyses

Financial Analyses Summary

Implied Per Share Equity Value Reference Range

$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
SKYLINE Common Stock Price 6/19/09: $5.05
Proposed Offer Price: $6.00 per share offer
Mean
Median
$3.71
$3.03
$3.02
$2.77
NEG
$4.54
$4.39
$4.25
$3.29
NEG
$4.01
$3.67
$3.22
$2.67
$3.71
$3.32
NEG
$4.42
$4.41
$3.80
NEG
$4.34
$3.42
$3.42
$2.52
$4.66
$4.01
2008 Adj. EBITDA
2008 Adj. EBIT
2009E Adj. EBIT
2008 Adj. EPS
2009E Adj. EPS
LTM Adj. EBITDA
LTM Adj. EBIT
NTM Adj. EBIT
LTM Adj. Net Income
NTM Adj. Net Income
GG
Selected Companies Analysis
Selected Transactions Analysis
DCF Analysis

	2008 Adj. EBITDA	2008 Adj. EBIT	2009E Adj. EBIT	2008 Adj. EPS	2009E Adj. EPS	LTM Adj. EBITDA	LTM Adj. EBIT	NTM Adj. EBIT	LTM Adj. Net Income	NTM Adj. Net Income	GG
Selected High	7.0x	7.0x	7.0x	11.0x	12.0x	7.0x	8.0x	8.0x	15.0x	13.0x	GG Model 1.0% - 3.0% Perpetual Growth Free Cash Flow Terminal Year Discount Rate: 17%-21%
Mean	3.5x	4.7x	6.1x	9.7x	11.0x	6.5x	7.1x	6.6x	13.4x	10.2x	
Median	3.5x	4.8x	6.5x	10.6x	9.6x	6.4x	6.7x	6.6x	11.3x	10.2x	
Selected Low	2.2x	3.4x	3.0x	4.8x	8.0x	5.0x	5.2x	4.6x	8.6x	7.6x	
Statistic (3)	$1.9	($2.9)	$3.1	($0.52)	$0.33	$1.9	($2.9)	$3.1	($0.52)	$0.33	
Mult. (4)	18.7x	NEG	11.6x	NEG	18.0x	18.7x	NEG	11.6x	NEG	18.0x	

(1) Based on 9.32 million outstanding shares; 0.46 million restricted shares; 0.1 million options (calculated per treasury method); per management as of June 12, 2009; Net debt of ($23.2) million per preliminary balance sheet of April 5, 2009.
(2) SKYLINE estimates based on SKYLINE management; comparable company estimates based on First Call Estimates.
(3) Based on SKYLINE 10-K for the period ending January 5, 2009, 10-Q filings for the periods ending 4/5/2009, 10/5/2008, 7/5/2008; Management estimates for 2009 financial data. EPS excludes impairment charges.
(4) Represents the implied multiple at proposed offer price of $6.00 per share.
- No particular weight was attributed to any analysis.
- Adj. denotes Adjusted, to exclude expenses associated with equity impairment and non-recurring items.

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HOULIHAN LOKEY | 10

Financial Analyses

Selected Companies Analysis[1]

(dollars in millions, except per share values)

	Share Price[2]	Equity Market Value[2,4]	Enterprise Value[2,4]	Growth		Enterprise Value[2,4]/ EBIT		Enterprise Value[2,4]/ EBITDA	Price/ Earnings[2]	
				CY 07-08[3]	CY 08-09[3]	CY 08[3]	CY 09[3]	CY 08[3]	CY 08[3]	CY 09[3]
Product Resellers										
Agilysys Inc.	$5.08	$117.2	$190.7	10.6%	(10.9%)	NEG	NEG	NM	NM	NEG
Datatec Ltd.	$2.12	$369.6	$455.9	8.6%	(11.0%)	3.4x	3.0x	3.0x	4.8x	9.6x
PC Connection, Inc.	$5.24	$140.7	$77.0	(1.8%)	(19.0%)	4.0x	7.7x	2.2x	13.6x	NM
PC Mall Inc.	$7.37	$99.6	$116.2	9.3%	(16.7%)	5.9x	8.3x	3.9x	10.6x	15.4x
Insight Enterprises Inc.	$9.24	$437.2	$695.8	0.7%	(10.2%)	5.6x	5.3x	4.7x	NEG	8.0x
High		$437.2	($0.1)	10.6%	(10.2%)	5.9x	8.3x	4.7x	13.6x	15.4x
Low		$99.6	($0.2)	(1.8%)	(19.0%)	3.4x	3.0x	2.2x	4.8x	8.0x
Mean		$232.9	($0.1)	5.5%	(13.6%)	4.7x	6.1x	3.5x	9.7x	11.0x
Median		$140.7	($0.1)	8.6%	(11.0%)	4.8x	6.5x	3.5x	10.6x	9.6x

Footnotes:
(1) No company used in this analysis for comparative purposes is identical to SKYLINE.
(2) Based on closing prices as of June 19, 2009 and reported fully diluted shares. Balance sheet based on most recent public filings.
(3) CY - denotes Calendar Year. Multiples based on forward looking financial information may have been calendarized.
(4) Enterprise Value, which equals equity market value + debt outstanding + preferred stock - cash and cash equivalents.
EBITDA - denotes Earnings Before Interest, Taxes, Depreciation and Amortization, adjusted for certain non-recurring items.
EBIT - denotes Earnings Before Interest and Taxes, adjusted for certain non-recurring items.
NM - Denotes Not Meaningful.
NEG - Denotes Negative.
Sources: Public SEC filings for historical periods; First Call Estimates for projected 2009 financial data.

CONFIDENTIAL HOULIHAN LOKEY 11

Financial Analyses

Selected Transactions Analysis[1]

($ in millions) Date Announced	Acquiror	Target	Transaction Value (2)	Transaction Value (2) / EBITDA LTM (3)	Transaction Value (2) / EBIT LTM (3)	Transaction Value (2) / EBIT NTM (4)	Offer Value (5) / Net Income LTM (3)	Offer Value (5) / Net Income NTM (4)	Implied Premium 1 Day	Implied Premium 3 Month
8/27/2008	Ricoh	IKON	$2,216.7	7.9x	8.2x	7.5x	16.6x	15.9x	10.9%	34.0%
3/31/2008	Zebra Acquisition	Zones	$114.1	5.6x	6.2x	7.6x	11.3x	12.9x	43.2%	14.6%
5/12/2008	HP	EDS	$13,440.0	5.1x	12.0x	9.8x	20.5x	14.5x	3.6%	40.8%
1/24/2008	Insight	Calence	$125.0	7.7x	8.2x	NA	NA	NA	NA	NA
8/17/2007	PC Mall	Sarcom	$47.5	5.4x	5.9x	5.7x	NA	NA	NA	NA
7/9/2007	Court Square Capital	CompuCom	$628.0	7.0x	7.4x	NA	NA	NA	NA	NA
5/29/2007 *	Madison Dearborn Partners	CDW	$6,800.7	14.3x	15.3x	12.9x	24.6x	21.8x	16.1%	30.0%
5/25/2007	Agilysys	Innovativ	$100.0	5.0x	5.2x	4.6x	NA	NA	NA	NA
4/2/2007	Agilysys	Stack	$28.0	6.4x	6.7x	NA	NA	NA	NA	NA
3/20/2007	Cerberus/ Management	Affiliated Computer Services	$8,104.6	8.5x	12.9x	11.9x	NA	NA	15.5%	17.8%
2/23/2007	Synnex	Insight - PC Wholesale	$30.0	NA	NA	NA	NA	NA	NA	NA
2/7/2007	Caritor	Keane	$829.3	8.5x	12.6x	10.4x	19.0x	17.1x	19.2%	18.5%
1/2/2007	Arrow	Agilysis-Keylink	$485.0	7.4x	8.1x	7.6x	NA	NA	NA	NA
11/10/2006	Thoma Cressy Bravo	Sirius Computer	$325.0	7.4x	9.1x	8.3x	8.6x	7.6x	NA	NA
11/6/2006	Avnet	GE Access Distribution	$412.5	6.0x	6.7x	6.3x	NA	NA	NA	NA
9/18/2006	CDW	Berbee	$178.6	8.1x	8.6x	6.6x	20.2x	NA	NA	NA
		ALL DEALS	High	14.3x	12.9x	12.9x	24.6x	21.8x	43.2%	40.8%
		ALL DEALS	Mean (6)	6.9x	8.4x	7.8x	16.0x	13.6x	18.1%	25.9%
		ALL DEALS	Median (6)	7.2x	8.2x	7.6x	17.8x	14.5x	15.8%	24.2%
		ALL DEALS	Low	5.0x	5.2x	4.6x	8.6x	7.6x	3.6%	14.6%
		DEALS < $400 MM	High	8.1x	9.1x	8.3x	20.2x	12.9x		
		DEALS < $400 MM	Mean	6.5x	7.1x	6.6x	13.4x	10.2x		
		DEALS < $400 MM	Median	6.4x	6.7x	6.6x	11.3x	10.2x		
		DEALS < $400 MM	Low	5.0x	5.2x	4.6x	8.6x	7.6x		

[1] No transaction used in this analysis for comparative purposes is identical to the Transaction.
[2] Transaction Value refers to the implied enterprise value of the target company, based on the announced transaction equity price and other public information available at the time of the announcement.
[3] Based on reported metric for the most recent LTM period prior to the announcement of the transaction.
[4] Based on First Call Estimate for NTM period following the announcement of the transaction.
[5] Offer Value refers to implied equity value of the target company, based on the announced transaction equity price.
[6] Excluded from high, low, mean and median data.
NA refers to not available.
Sources: Public SEC filings, Bloomberg, and First Call Estimates for NTM data.

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HOULIHAN LOKEY | 12

Financial Analyses

Discounted Cash Flow Analysis[1]

	Projected CYE				
	2009E (2)	2010E	2011E	2012E	2013E
Revenue	$224.1	$468.8	$513.2	$544.4	$577.7
Revenue Growth %	*-15.7%*	*12.4%*	*9.5%*	*6.1%*	*6.1%*
Cost of Goods Sold	193.3	405.7	443.7	470.1	498.3
Selling Expense	6.3	12.7	12.8	13.6	14.4
General & Administrative	21.2	43.5	47.6	50.5	53.6
Other Expense	0.0	0.0	0.0	0.0	0.0
Depreciation and Amortization	1.8	3.6	4.0	4.2	4.5
Adjusted EBITDA	**$5.0**	**$10.6**	**$13.1**	**$14.4**	**$15.8**
EBITDA Margin %	*2.2%*	*2.3%*	*2.5%*	*2.6%*	*2.7%*
Depreciation and Amortization	(1.8)	(3.6)	(4.0)	(4.2)	(4.5)
Adjusted EBIT	**$3.3**	**$6.9**	**$9.1**	**$10.2**	**$11.4**
Taxes[3]	0.0	0.0	0.0	0.0	(4.4)
Unlevered Earnings	**$3.3**	**$6.9**	**$9.1**	**$10.2**	**$6.9**
Depreciation and Amortization	1.8	3.6	4.0	4.2	4.5
Capital Expenditures	(1.8)	(3.6)	(4.0)	(4.2)	(4.5)
Change in Working Capital	(1.0)	(9.5)	(4.2)	(3.0)	(3.2)
Unlevered Free Cash Flows	**$2.3**	**($2.6)**	**$4.9**	**$7.2**	**$3.7**

Terminal Value Assumptions	
Revenue	**$577.7**
	0.0%
Cost of Goods Sold	498.3
Selling Expense	14.4
General & Administrative	53.6
Other Expense	0.0
Depreciation and Amortization	4.5
	$15.8
	2.7%
	(4.5)
	$11.4
Taxes[3]	(4.4)
	$6.9
Depreciation and Amortization	4.5
Capital Expenditures	(4.5)
Change in Working Capital	(3.2)
	$3.7

Discount Rate	PV of Terminal Value as a % of Enterprise Value 1.0%	2.0%	3.0%
17.0%	55.4%	57.2%	59.2%
18.0%	53.6%	55.4%	57.2%
19.0%	51.9%	53.6%	55.3%
20.0%	50.2%	51.8%	53.5%
21.0%	48.7%	50.2%	51.8%

Discount Rate	Present Value of Cash Flows 2009 - 2013	+	PV of Terminal Value Based on Perpetual Growth Rate for 2013 Unlevered Free Cash Flow			=	Implied Enterprise Value[4]			-	Net Debt[5]	=	Implied Total Equity Value			=	Implied Equity Value Per Share[6]		
			1.0%	2.0%	3.0%		1.0%	2.0%	3.0%				1.0%	2.0%	3.0%		1.0%	2.0%	3.0%
17.0%	$9.4		$11.7	$12.6	$13.6		$21.0	$21.9	$23.0		($23.2)		$44.3	$45.2	$46.2		$4.47	$4.56	$4.66
18.0%	$9.1		$10.6	$11.3	$12.2		$19.7	$20.5	$21.3		($23.2)		$42.9	$43.7	$44.6		$4.33	$4.41	$4.50
19.0%	$8.9		$9.6	$10.3	$11.0		$18.5	$19.2	$19.9		($23.2)		$41.8	$42.4	$43.2		$4.21	$4.28	$4.36
20.0%	$8.7		$8.8	$9.3	$10.0		$17.4	$18.0	$18.7		($23.2)		$40.7	$41.3	$41.9		$4.10	$4.16	$4.23
21.0%	$8.5		$8.0	$8.5	$9.1		$16.5	$17.0	$17.5		($23.2)		$39.7	$40.2	$40.8		$4.01	$4.06	$4.12

Footnotes:

(1) Assumes Transaction is consummated on 6/30/2009; Mid-year convention applied. Refer to WACC calculation in the Appendix for derivation of discount rate.

(2) Represents a 6-month stub period.

(3) Tax at 40%, as per management.

(4) Enterprise Value equals equity market value + debt outstanding + preferred stock + minority interests – cash and cash equivalents.

(5) Net debt amount based on management as of 5/5/2009, adjusted for tax liability and change in control payment; data per management.

(6) Based on 9.32 million outstanding shares; 0.46 million restricted shares; 0.1 million options (calculated per treasury method); per management as of June 12, 2009.

Projections per management

CYE denotes Calendar Year End

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HOULIHAN LOKEY | 13

Financial Analyses

Selected SKYLINE Historical and Projected Financial Data [1]

		CY08A					CY09E				
	CY07A	Q1A	Q2A	Q3A	Q4A	CY08A	Q1A	Q2E	Q3E	Q4E	CY09E
Revenue	$586.9	$143.6	$155.0	$145.2	$120.5	$564.3	$89.5	$103.7	$110.9	$113.1	$417.2
COGS	$528.3	$128.4	$135.7	$126.9	$104.3	$495.3	$76.5	$89.6	$95.2	$98.1	$359.4
Gross Margin	$58.6	$15.2	$19.3	$18.3	$16.2	$69.0	$13.0	$14.1	$15.7	$15.0	$57.8
Sales Expense	$18.7	$3.7	$4.2	$3.3	$3.3	$14.5	$2.8	$3.0	$3.2	$3.1	$12.1
G&A Expense & Other	$47.8	$15.6	$13.5	$13.0	$15.3	$57.4	$10.6	$10.8	$10.6	$10.6	$42.6
Adj. Operating Profit	(7.8)	(4.1)	1.6	2.0	(2.3)	(2.9)	(0.5)	0.4	1.9	1.3	3.1
Other Income	($0.2)	($0.3)	($0.2)	($0.2)	($0.3)	($1.0)	-	-	-	-	-
Income Tax	$1.4	-	-	-	$2.1	$2.1	-	-	-	-	-
Adj. Net Income	**($9.4)**	**($4.4)**	**$1.4**	**$1.8**	**($4.8)**	**($6.0)**	**($0.5)**	**$0.4**	**$1.9**	**$1.3**	**$3.1**
Extraordinary Items [2]	$102.8	-	-	-	$6.4	$6.4	-	-	-	-	-
Adj. EBITDA	**($3.2)**	**($2.9)**	**$2.8**	**$2.9**	**($0.8)**	**$1.9**	**$0.2**	**$1.1**	**$2.8**	**$2.3**	**$6.3**
Adj. EPS	($0.77)	($0.36)	$0.11	$0.15	($0.51)	($0.52)	($0.06)	$0.04	$0.21	$0.14	$0.33
Revenue Growth %	*(1.0%)*	*(75.5%)*	*7.9%*	*(6.3%)*	*(17.0%)*	*(3.9%)*	*(25.7%)*	*(81.6%)*	*24.0%*	*9.1%*	*(26.1%)*
Gross Margin %	*10.0%*	*10.6%*	*12.5%*	*12.6%*	*13.4%*	*12.2%*	*14.5%*	*13.6%*	*14.2%*	*13.3%*	*13.9%*
OPEX %	*11.3%*	*13.5%*	*11.4%*	*11.2%*	*15.4%*	*12.7%*	*15.1%*	*13.3%*	*12.4%*	*12.1%*	*13.1%*
Operating Margin %	*(1.3%)*	*(2.9%)*	*1.0%*	*1.4%*	*(1.9%)*	*(0.5%)*	*(0.6%)*	*0.4%*	*1.7%*	*1.2%*	*0.7%*
EBITDA %	*(0.5%)*	*(2.0%)*	*1.8%*	*2.0%*	*(0.7%)*	*0.3%*	*0.2%*	*1.1%*	*2.5%*	*2.0%*	*1.5%*
Net Margin %	*15.9%*	*(3.1%)*	*0.9%*	*1.3%*	*(4.0%)*	*(1.1%)*	*(0.6%)*	*0.4%*	*1.7%*	*1.2%*	*0.7%*

[1] Based on 10-K for the period ending January 5, 2009, 10-Q filings for the periods ending 10/5/2008, 7/5/2008, 4/5/2008, preliminary management data for the period ended 4/5/2009; Management estimates for 2009 financial data. EPS excludes impairment charges.
[2] Total Adjustments: in CY2007, the Company impaired $102.8 million in equity that resulted from the 2004 acquisition of Arc Computer Resources; in Q4 of CY2008, the Company took a $6.4 million charge in connection with the sale of an airplane.
Adj. denotes Adjusted to exclude equity impairment and other non-recurring charges.

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HOULIHAN LOKEY | 14

Other Information

Ownership Summary

Ownership Detail

Pomeroy IT Solutions		Number of Fully Diluted Shares Held	% of Fully Diluted Ownership
Top 10 Institutional Holders [(1)]			
1	FMR Corporation	1.227	12.4%
2	Dimensional Fund Advisors	1.034	10.5%
3	SC Fundamental	1.030	10.4%
4	Wells Capital Management	0.957	9.7%
5	J.H. Whitney Inv. Mgmt	0.322	3.3%
6	Renaissance Technologies	0.245	2.5%
7	Barclays Global Investors	0.245	2.5%
8	Vanguard	0.132	1.3%
9	Voyageur Asset Mgmt.	0.071	0.7%
10	Kennedy Capital	0.065	0.7%
	Subtotal	5.328	54.0%
Other Institutional Holders		1.504	15.2%
	Total Institutional Holders	6.832	69.2%
Management & Directors [(2)]			
David B. Pomeroy, II		2.022	20.5%
Other Mgmt. & Board		0.759	7.7%
	Material Management & Directors	2.781	28.2%
Public/Retail		0.254	2.6%
Diluted Shares Outstanding [(3)]		9.867	100.0%

(1) Sources: Public filings, Bloomberg and Thomson Financial Corp.
(2) Sources: Proxy statement dated April 30, 2009 and Mgmt. data.
(3) Source: Per Management as of June 12, 2009.

Ownership Breakout

David B. Pomeroy, II 20.5%
Renaissance Technologies 2.5%
FMR Corporation 12.5%
Wells Capital Management 9.7%
Other Mgmt. & Board 7.7%
Public/Retail & Other Inst. 22.8%
J.H. Whitney Inv. Mgmt 3.3%
Held Mgmt. Meetings
SC Fundamental 10.5%
Dimensional Fund Advisors 10.5%

Top five holders with over 64% ownership
Top six holders with over 67% ownership

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HOULIHAN LOKEY | 16

Other Information

Management Projections

Revenue	5 Year CAGR: 2005-2009	DCF Assumption 5 Year CAGR Management Case
Product	(13.6%)	8.7%
Infrastructure Services	(3.6%)	8.4%
Staffing	(17.7%)	7.0%
Total Company	**(12.6%)**	8.5%

Management Case

	Price Per Share		
	Perpetual Growth Rate		
Discount Rate	1.00%	2.00%	3.00%
17%	$4.47	$4.56	$4.66
18%	$4.33	$4.41	$4.50
19%	$4.21	$4.28	$4.36
20%	$4.10	$4.16	$4.23
21%	$4.01	$4.06	$4.12

[1] *Financial projections per management.*

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HOULIHAN LOKEY | 17

Other Information

Revenue Trends [1]

Total Revenue Growth (2005 – 2009E)
CAGR: (12.6%)
-2%
-6%
-10%
-14%
-18%
-22%
-26%
-30%
2005
-3.2%
2006
-13.3%
2007
-1.0%
2008
2009E
-26.1%
Revenue Growth %

Product Revenue Growth (2005 – 2009E)
CAGR: (13.6%)
20%
10%
0%
-10%
-20%
2005
-12.3%
2006
-18.1%
2007
8.9%
2008
-12.1%
2009E
-20.6%
Product Rev Growth %

[1] *Financial projections per management; historical data per public SEC filings.*

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HOULIHAN LOKEY | 18

Other Information

Revenue Trends [1]

Staffing Revenue Growth (2005 – 2009E)
CAGR: (17.7%)
100%
50%
0%
-50%
-100%
42.2%
2006
2007
-12.7%
20.1%
2008
2009E
-74.1%
Staffing Revenue Growth %

Inf. Svcs. Revenue Growth (2005 – 2009E)
CAGR: (3.6%)
20%
10%
0%
-10%
-20%
2006
-4.5%
2007
-14.7%
2.7%
2008
0.3%
2009E
Infrastructure Services Rev Growth %

[1] *Financial projections per management; historical data per public SEC filings.*

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HOULIHAN LOKEY | 19

Other Information

Management Projections – 2009 [1]

	CY 2009 Original Budget	CY 2009 Reforecast	CY 2009 Variance
Revenue			
Product	$320.2	$270.0	($50.2)
Staffing	$26.8	$27.1	$0.3
Inf. Services	$126.3	$120.0	($6.2)
Total Revenue	**$473.3**	**$417.2**	**($56.1)**
yoy growth	*(16.1%)*	*(26.1%)*	*(9.9%)*
Total Gross Margin	**$63.4**	**$57.8**	**($5.6)**
EBIT	**$4.4**	**$3.1**	**($1.3)**
EPS	**$0.38**	**$0.33**	**($0.05)**

Total Revenue

$500
$480
$460
$440
$420
$400
$473.3
$417.2
Budget
Reforecast

Total Product Revenue

$350
$330
$310
$290
$270
$250
$320.2
$270.0
Budget
Reforecast

EBIT

$5
$4
$3
$2
$4.4
$3.1
Budget
Reforecast

[1] Projections per financial packages distributed to the Board of Directors from SKYLINE Management.

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HOULIHAN LOKEY | 20

Other Information

Management Projections – 2007-2008 [1]

	CY 2008 Original Budget	CY 2008 Actual	CY 2008 Variance
Revenue			
Product	$404.5	$340.0	($64.5)
Staffing	$116.7	$104.7	($12.0)
Inf. Services	$132.6	$119.6	($13.0)
Total Revenue	**$653.8**	**$564.3**	**($89.5)**
yoy growth	*11.4%*	*(3.9%)*	*(15.3%)*
Total Gross Margin	**$85.6**	**$69.0**	**($16.6)**
EBIT	**$14.9**	**($2.9)**	**($17.8)**
EPS	**$0.70**	**($0.52)**	**($1.22)**

	CY 2007 Original Budget	CY 2007 Actual	CY 2007 Variance
Revenue			
Product	$386.2	$386.5	$0.3
Staffing	$111.7	$87.2	($24.5)
Inf. Services	$150.6	$113.2	($37.4)
Total Revenue	**$648.5**	**$586.9**	**($61.6)**
yoy growth	*14.9%*	*4.0%*	*(10.9%)*
Total Gross Margin	**$99.7**	**$58.6**	**($41.1)**
EBIT	**$13.5**	**($7.8)**	**($21.4)**
EPS	**$0.65**	**($0.77)**	**($1.42)**

Total Revenue - 2008
$700
$600
$500
$400
$653.8
$564.3
Budget
Actual

Total Product Revenue - 2008
$450
$400
$350
$300
$404.5
$340.0
Budget
Actual

EBIT - 2008
$15
$10
$5
$0
($5)
$14.9
($2.9)
Budget
Actual

[1] *Projections per financial packages distributed to the Board of Directors from SKYLINE Management.*

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HOULIHAN LOKEY | 21

Other Information

Comparative Analysis – Limited Liquidity [1]

Pomeroy 1 week average volume of 5.5 thousand shares

Average Daily Trading Volume

	3 month	1 month	1 week
Skyline	30,519	50,451	5,475
Agilysys	125,490	134,390	139,990
Tech Data	840,720	1,036,710	817,290
ARW	1,279,640	1,331,480	1,344,640
AVNET	1,633,350	1,559,800	1,570,820

1,800,000
1,500,000
1,200,000
900,000
600,000
300,000
0
5,475
50,451
30,519
139,990
134,390
125,490
817,290
1,036,710
840,720
1,344,640
1,331,480
1,279,640
1,570,820
1,559,800
1,633,350
1 week
1 month
3 month
Skyline
AGYS
TECD
ARW
AVT

[1] Source: Bloomberg.

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HOULIHAN LOKEY | 22

Other Information

Comparative Analysis [1,2]

IT Services Comparative Analysis

Average Rev. of Competitors: $22,608 mm.
SKYLINE revenue is 3% of average competitor
$30,000
$24,000
$18,000
$12,000
$6,000
$0
$118,697.0
$103,630.0
$28,029.8
$19,995.8
$17,112.6
$14,709.9
$13,899.9
$6,372.5
$4,831.9
$4,352.2
$2,779.0
$1,540.0
$1,195.4
$1,191.6
$781.0
$564.3
HPQ
IBM
IM
TECD
CSC
AVT
ARW
ACS
NSIT
JSE:DTC
PER
PCCC
MALL
CBR
AGYS
SKYLINE

(1) Comparable company estimates per Wall Street and public SEC filings.
(2) Average excludes SKYLINE

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HOULIHAN LOKEY | 23

Other Information

Comparative Analysis – Select Companies

CY2008 EBITDA Multiples of Selected IT Solutions/Products Providers (1)(2)(3)

CY2008 PE Multiples of Selected IT Solutions/Products Providers (1)(2)(3)

18.7x
18.0x
15.0x
12.0x
9.0x
6.0x
3.0x
0.0x
4.7x
3.9x
3.0x
2.2x
Average: 3.5x
NM
SKYLINE
NSIT
MALL
JSE:DTC
PCCC
AGYS
13.6x
10.6x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
Average: 9.7x
4.8x
NEG
NEG
NM
PCCC
MALL
JSE:DTC
NSIT
SKYLINE
AGYS
SKYLINE
IT Solutions/ Products

---

(1) Comparable company financial data based on public SEC filings.
(2) Average excludes SKYLINE Proposed Offer Price of $6.00/ share.
(3) Based on SKYLINE net debt of ($23.2) million and 9.32 million outstanding shares; 0.46 million restricted shares; 0.1 million options (calculated per treasury method) per management as of June 12, 2009.
✧ NM denotes Not Meaningful.
✧ NEG denotes Negative.

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HOULIHAN LOKEY | 24

Other Information

Comparative Analysis – Select Companies

CY2007-CY2008 Revenue Growth of Selected Companies (1)(2)

10.6%
9.3%
8.6%
0.7%
(1.8%)
(3.9%)
Average: 5.5%
10%
5%
0%
-5%
-10%
AGYS
MALL
JSE:DTC
NSIT
PCCC
SKYLINE

CY2008-CY2009E Revenue Growth of Selected Companies (1)(2)

10%
0%
-10%
-20%
-30%
(10.2%)
(10.9%)
(11.0%)
(16.7%)
(19.0%)
(26.1%)
Average: (13.6%)
NSIT
AGYS
JSE:DTC
MALL
PCCC
SKYLINE
SKYLINE
IT Solutions/ Products

(1) *Comparable company financial data based on public SEC filings and First Call Estimates.*
(2) *SKYLINE data based on public filings and Management Estimates for CY2009.*

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HOULIHAN LOKEY | 25

Other Information

Implied Premiums Paid [1,2,3]

1 Trading Day Premium

1 Day Premium
80%
60%
40%
20%
0%
4%
11%
16%
16%
18%
19%
43%
76%
HP - EDS
Ricoh - IKON
Cerberus/ Management - Affiliated Computer Services
Madison Dearborn Partners - CDW
Average
Caritor - Keane
Zebra Acquisition - Zones
2/19/09 (Pre 13D)
Selected Transaction Average: 18%

3 Month Premium

3 Month Premium
80%
60%
40%
20%
0%
15%
18%
18%
26%
30%
34%
41%
83%
Zebra Acquisition - Zones
Cerberus/ Management - Affiliated Computer Services
Caritor - Keane
Average
Madison Dearborn Partners - CDW
Ricoh - IKON
HP - EDS
2/19/09 (Pre 13D)
Selected Transaction Average: 26%

[1] Transactions involving U.S. public targets in the IT Services industry over the past 3 years with transaction values between $114 and $8,105.
[2] Based on closing stock price data.
[3] Indicates number of trading day(s) prior to announcement of transaction.
Sources: Bloomberg.

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HOULIHAN LOKEY | 26

Appendix

Weighted Average Cost of Capital Calculation

	Debt[1]	Preferred Stock[2]	Equity Market Value[3]	Total Capitalization[4]	Debt to Equity Market Value	Debt to Total Capitalization	Preferred Stock to Total Capitalization	Equity Market Value to Total Capitalization
Agilysys Inc.	$145.9	$0.0	$117.2	$263.1	124.4%	55.4%	0.0%	44.6%
Datatec Ltd.	$321.2	$0.0	$369.6	$690.8	86.9%	46.5%	0.0%	53.5%
PC Connection, Inc.	$4.1	$0.0	$140.7	$144.9	2.9%	2.9%	0.0%	97.1%
PC Mall Inc.	$21.5	$0.0	$99.6	$121.1	21.6%	17.8%	0.0%	82.2%
Insight Enterprises Inc.	$331.0	$0.0	$437.2	$768.3	75.7%	43.1%	0.0%	56.9%
Median	$145.9	$0.0	$140.7	$263.1	75.7%	43.1%	0.0%	56.9%
Mean	$164.7	$0.0	$232.9	$397.6	62.3%	33.1%	0.0%	66.9%
SKYLINE	0.0	0.0	59.5	59.5	0.0%	0.0%	0.0%	100.0%

	Levered Beta[5]	Unlevered Beta[6]	Equity Risk Premium[7]	Size Premium[8]	Cost of Equity[9]	Cost of Debt[10]	Cost of Preferred Stock[11]	WACC[12]
Agilysys Inc.	1.70	0.97	6.00%	5.81%	20.6%	12.0%	0.0%	13.1%
Datatec Ltd.	1.65	1.09	6.00%	2.71%	17.2%	7.7%	0.0%	11.3%
PC Connection, Inc.	1.49	1.46	6.00%	5.81%	19.3%	6.2%	0.0%	18.8%
PC Mall Inc.	1.16	1.03	6.00%	5.81%	17.3%	10.1%	0.0%	15.3%
Insight Enterprises Inc.	1.88	1.29	6.00%	2.71%	18.5%	8.7%	0.0%	12.8%
Median	1.65	1.09			18.5%	8.7%	0.0%	13.1%
Mean	1.58	1.17			18.6%	8.9%	0.0%	14.3%
SKYLINE	1.74	1.74	6.00%	5.81%	20.8%	0.0%	0.0%	20.8%

Footnotes:
(1) Debt amount based on most recent public filing as of 6/19/2009.
(2) Preferred stock amount as stated in most recent public filing as of 6/19/2009.
(3) Equity market value based on closing price on 6/19/2009 and on reported fully-diluted shares as of 6/19/2009.
(4) Total capitalization equal to equity market value + debt outstanding + preferred stock.
(5) Based on adjusted beta as per Bloomberg as of 6/19/2009.
(6) Unlevered Beta = Levered Beta / (1 + ((1 – Tax Rate) * (Debt / Equity Market Value)) + (Preferred Stock / Equity Market Value)).
(7) Houlihan Lokey estimate, based on review of studies measuring the historical returns between stocks and bonds, theoretical models such as supply side and demand side models and other materials.
(8) Morningstar, 2009 Ibbotson Stocks, Bonds, Bills, and Inflation Valuation Yearbook, pages 90-96.
(9) Cost of Equity = Risk Free Rate of Return + (Levered Beta * Equity Risk Premium) + Size Premium. Risk Free Rate of Return as of 6/19/2009, based on 20-year U.S. Treasury Bond Yield.
(10) Based on selected company weighted average interest rate per most recent public filings.
(11) Based on selected company weighted average preferred dividend per most recent public filings.
(12) Weighted Average Cost of Capital (WACC) = (Cost of Debt * (1 – Tax Rate) * Debt to Total Capitalization) + (Cost of Equity * Equity Market Value to Total Capitalization) + (Cost of Preferred * Preferred Stock to Total Capitaliz
See next page for tax rate assumption.
Source: Bloomberg

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HOULIHAN LOKEY | 28

Appendix

Weighted Average Cost of Capital Calculation (cont.)

Market Assumptions	
Risk Free Rate of Return[1]	4.5%
Equity Risk Premium[2]	6.00%
Size Premium[3]	5.81%
Tax Rate[4]	40.00%

Capital Structure Assumptions	
Debt to Equity Market Value[5]	0.0%
Debt to Total Capitalization[5]	0.0%
Preferred Stock to Total Capitalization[5]	0.0%
Equity Market Value to Total Capitalization[5]	100.0%
Cost of Debt[5]	0.0%
Cost of Preferred Stock[5]	0.0%

Cost of Equity for Computed WACC	
Selected Unlevered Beta[6]	1.17
Computed Levered Beta[7]	1.17
Cost of Equity[8]	17.4%

Cost of Equity based on SKYLINE Observed Beta	
Observed Levered Beta[9]	1.74
Unlevered Beta[10]	1.74
Levered Beta[11]	1.74
Cost of Equity[12]	20.8%

Computed Weighted Average Cost of Equity Capital[13]	17.4%		
Weighted Average Cost of Equity Capital based on SKYLINE Observed Beta[14]	20.8%		
Selected Weighted Average Cost of Equity Capital Range	17.0%	--	21.0%

Footnotes:
(1) Risk Free Rate of Return as of 6/19/2009, based on 20-year U.S. Treasury Bond Yield.
(2) Houlihan Lokey estimate, based on a review of studies measuring the historical returns between stocks and bonds, theoretical models such as supply side and demand side models and other materials.
(3) Morningstar, *2009 Ibbotson Stocks, Bonds, Bills, and Inflation Valuation Yearbook*, pages 90-96.
(4) As per SKYLINE management.
(5) Based on SKYLINE capital structure as of 6/19/2009.
(6) Based on review of selected companies' unlevered betas listed on previous page.
(7) Computed Levered Beta = Selected Unlevered Beta * (1 + ((Debt / Equity Market Value) * (1 – Tax Rate)) + (Preferred Stock / Equity Market Value)). Based on Market and Capital Structure Assumptions.
(8) Cost of Equity = Risk Free Rate of Return + (Computed Levered Beta * Equity Risk Premium) + Size Premium. Based on Market Assumptions.
(9) Observed Levered beta based on SKYLINE's adjusted levered beta, as per Bloomberg as of 6/19/2009.
(10) Unlevered Beta = Observed Levered Beta / (1 + ((Debt / Equity Market Value) * (1 – Tax Rate)) + (Preferred Stock / Equity Market Value)). Unlevered beta based on SKYLINE's Debt outstanding as of 6/19/2009; Preferred Stock outstanding as of 6/19/2009; and Equity Market Value as of 6/19/2009, based on fully-diluted shares as of 6/19/2009.
(11) Levered Beta = Unlevered Beta * (1 + ((Debt / Equity Market Value) * (1 - Tax Rate)) + (Preferred Stock / Equity Market Value)). Based on Market and Capital Structure Assumptions.
(12) Cost of Equity = Risk Free Rate of Return + (Levered Beta * Equity Risk Premium) + Size Premium. Based on Market Assumptions.
(13) Weighted Average Cost of Capital (WACC) = (Cost of Debt * (1 – Tax Rate) * Debt to Total Capitalization) + (Cost of Equity * Equity Market Value to Total Capitalization) + (Cost of Preferred Stock * Preferred Stock to Total Capitalization). Based on "Cost of Equity for Computed WACC" and Market and Capital Structure Assumptions.
(14) Based on "Cost of Equity based on SKYLINE Observed Beta" and Market and Capital Structure Assumptions.
Source: Bloomberg.

CONFIDENTIAL

HOULIHAN LOKEY 29

Project SKYLINE | May 18, 2009

Confidential

HOULIHAN LOKEY

www.HL.com U.S. 800.788.5300 Europe +44.20.7839.3355 China +86.10.8588.2300 Hong Kong +852.3551.2300 Japan +81.3.4577.6000

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Project SKYLINE

Disclaimer

This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the "materials"), are provided solely for the information of the Special Committee of the Board of Directors (the "Committee") of Pomeroy IT Solutions Inc. (the "Company") by Houlihan Lokey in connection with the Committee's consideration of a potential transaction (the "Transaction") involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials.

The materials are for discussion purposes only and may not be relied upon by any person or entity for any purpose except as expressly permitted by Houlihan Lokey's engagement letter. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and neither the Committee, the Company nor Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee.

The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey's express prior written consent. Notwithstanding anything to the contrary set forth herein, Houlihan Lokey imposes no restrictions on the disclosure by the Company (including any of its employees, representatives or agents) of the tax treatment or tax structure of any transaction, including those portions of any materials containing such information that are provided by Houlihan Lokey to the Company; provided, however, that (a) any such information and materials shall be kept confidential to the extent necessary to comply with any applicable securities laws, and (b) the foregoing does not constitute an authorization to disclose (i) the name of, or other information that would identify, any party to any transaction, or (ii) confidential commercial, financial or structural information regarding any transaction, except to the extent relating to such tax treatment or tax structure. If the Company plans to disclose information or materials pursuant to the preceding sentence the Company shall inform those to whom it discloses any such information or materials that they may not rely upon such information or materials for any purpose without Houlihan Lokey's prior written consent. Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters. Any statement contained in the materials as to tax matters was neither written nor intended by Houlihan Lokey or any of its affiliates to be used, and cannot be used by any taxpayer, for the purpose of avoiding tax penalties that may be imposed on such taxpayer. If any person uses or refers to any such tax statement in promoting, marketing or recommending a partnership or other entity, investment plan or arrangement to any taxpayer, then such statement is being delivered to support the promotion or marketing of the transaction or matter addressed and such person should seek advice based on its particular circumstances from an independent tax advisor.

The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information available to Houlihan Lokey as of, the date of the materials. Although subsequent developments may affect the contents of the materials, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise or reaffirm the materials, except as expressly contemplated by Houlihan Lokey's engagement letter. The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required. The materials do not address the underlying business decision of the Company or any other party to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party. The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Committee, any security holder of the Company or any other person as to how to vote or act with respect to any matter relating to the Transaction or whether to buy or sell any assets or securities of any company. Houlihan Lokey's only opinion is the opinion that is delivered to the Committee.

CONFIDENTIAL HOULIHAN LOKEY 1

Project SKYLINE

Disclaimer

The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. In preparing the materials, Houlihan Lokey has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other participant in the Transaction.

All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including estimates of potential cost savings and expenses) reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company and other participants in the Transaction that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based.

Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Houlihan Lokey has relied upon representations made by management of the Company, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or any other participant in the Transaction since the date of the most recent financial statements provided to Houlihan Lokey, and that the final forms of any draft documents reviewed by Houlihan Lokey will not differ in any material respect from such draft documents.

The materials do not constitute a commitment by Houlihan Lokey or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services. In the ordinary course of business, certain of Houlihan Lokey's affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, one or more parties that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

CONFIDENTIAL

HOULIHAN LOKEY | 2

Project SKYLINE

Table of Contents

Transaction Background	I
Financial Analyses	II
Other Information	III
Appendix	A

CONFIDENTIAL

HOULIHAN LOKEY | 3

Transaction Background

Summary of Process – Parties Contacted [1]

Buyer Universe
Financial
13
Strategic
13

18
15
12
9
6
3
0
17
6
NDAs Executed
Recent Mgmt. Pres.

[1] As directed and approved by the Special Committee of the Board of Directors of the Company.

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HOULIHAN LOKEY | 5

Transaction Background

Summary of Selected Transaction Terms[1]

- Parties to the Transaction
  - David B. Pomeroy, II
  - Pomeroy IT Solutions Inc.
- Form of Transaction
  - Merger
- Form of Consideration
  - Cash Only
- "Go Shop"
  - 20 calendar days
- Board Approval
  - Required for SKYLINE
- Per Share Transaction Consideration: $5.00
- Minimum required combined cash, investments and customer accounts receivable.
- Termination Fee:
  - In connection with 20-Day "Go-shop," the Company termination fee is 2.0% of aggregate equity value; otherwise, the Company termination fee is 4.0% of aggregate equity value
- Financing:
  - No financing contingency
  - Buyer has obtained a commitment letter from GE Commercial Distribution Finance
- Options and Restricted Stock Treatment
  - Accelerated in exchange for lump sum cash payment (for those options "in the money")

[1] This summary is intended only as an overview of selected terms and is not intended to cover all terms or details of the Transaction.
Source: Draft Merger Agreement dated May 14, 2009 and subsequent termsheet dated May 17, 2009.

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HOULIHAN LOKEY | 6

Transaction Background

Transaction Value Overview

Summary of Transaction Value
(dollars and shares in millions, except per share values)

Security	Shares Outstanding[1]	Per Share Transaction Consideration	
Common Stock	9.7	$5.00	
Implied Values			
Implied Common Equity			**$48.5**
Adjustments:			
Cash[2]			($34.3)
Other Liabilities[4]			10.5
Implied Enterprise Value			**24.7**
Implied Transaction Multiples			
EBITDA			
LTM			12.8x
EBIT			
CY2008			NEG
CY2009E[3]			8.0x
PE Multiple			
CY2008			NEG
CY2009E[3]			15.0x

Implied Premiums to Historical Stock Trading Prices[5,6]

Trading Period As of 02/19/2009 Date Prior to 13D Filing[5]	Average Closing Stock Price[6]	Implied Premium of Per Share Transaction Consideration over Average Closing Stock Price
1 Day	$3.41	46.6%
10 Day	$3.41	46.7%
1 Month	$3.24	54.6%
3 Month	$3.28	52.4%
6 Month	$3.60	38.7%

Trading Period As of 05/13/2009	Average Closing Stock Price[6]	Implied Premium of Per Share Transaction Consideration over Average Closing Stock Price
1 Day	$3.50	42.9%
10 Day	$3.62	38.0%
1 Month	$3.56	40.5%
3 Month	$3.58	39.8%
6 Month	$3.49	43.3%

[1] Based on 9.32 million outstanding shares; 0.35 million restricted shares; 0.04 million options (calculated per treasury method); per management as of April 30, 2009.
[2] Preliminary Balance sheet per management projection of May 5, 2009
[3] Financial projections per management as of May 8, 2009.
[4] Tax liabilities, cash charge for escheat, other liabilities.
[5] David Pomeroy filed Schedule 13D on February 19, 2009 disclosing a non-binding offer to acquire all Company shares for $4.50 per share.
[6] Source: Bloomberg.

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HOULIHAN LOKEY | 7

Transaction Background

Stock Trading History

Common Stock Price & Volume History

	Trading Range Low	Trading Range High	Average	% Premium
1 Day	$3.40	$3.50	$3.50	42.9%
1 Month	$3.31	$3.87	$3.56	40.5%
3 Month	$3.23	$4.11	$3.58	39.8%
6 Month	$2.94	$4.11	$3.49	43.3%

Avg. Daily Volume
Closing Stock Price
($USD)
200,000
150,000
100,000
50,000
0
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Proposed Offer Price: $5.00
Avg. Volume: 25,560
5/13/2008
7/7/2008
8/27/2008
10/20/2008
12/11/2008
2/5/2009
3/31/2009
Daily Volume
Close Stock Price $USD

Source: Bloomberg.

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HOULIHAN LOKEY | 8

Financial Analyses

Financial Analyses Summary

Implied Per Share Equity Value Reference Range
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
SKYLINE Common Stock Price 5/13/09: $3.50
Proposed Offer Price: $5.00 per share offer
Mean
Median
$3.85
$3.03
$2.85
NEG
$4.69
$4.23
$4.13
$3.30
NEG
$3.67
$2.91
$2.73
$1.64
$3.85
$3.73
$3.45
NEG
$5.01
$4.56
$4.55
$3.93
NEG
$4.34
$3.42
$3.42
$2.52
$4.43
$4.15
LTM Adj. EBITDA
2008 Adj. EBIT
2009E Adj. EBIT
2008 Adj. EPS
2009E Adj. EPS
LTM Adj. EBITDA
LTM Adj. EBIT
NTM Adj. EBIT
LTM Adj. Net Income
NTM Adj. Net Income
GG
Selected Companies Analysis
Selected Transactions Analysis
DCF Analysis

	LTM Adj. EBITDA	2008 Adj. EBIT	2009E Adj. EBIT	2008 Adj. EPS	2009E Adj. EPS	LTM Adj. EBITDA	LTM Adj. EBIT	NTM Adj. EBIT	LTM Adj. Net Income	NTM Adj. Net Income
Selected High	7.0x	7.0x	7.0x	11.0x	11.0x	7.0x	8.0x	8.0x	15.0x	13.0x
Mean	2.9x	4.0x	5.2x	8.7x	8.7x	6.5x	7.1x	6.6x	13.4x	10.2x
Median	3.0x	4.0x	5.5x	9.1x	8.2x	6.4x	6.7x	6.6x	11.3x	10.2x
Selected Low	2.0x	3.0x	2.6x	4.0x	4.9x	5.0x	5.2x	4.6x	8.6x	7.6x
Statistic (3)	$1.9	($2.9)	$3.1	($0.52)	$0.33	$1.9	($2.9)	$3.1	($0.52)	$0.33
Mult. (4)	12.8x	NEG	8.0x	NEG	15.0x	12.8x	NEG	8.0x	NEG	15.0x

GG Model
1.0% - 3.0%
Perpetual Growth
Free Cash
Flow Terminal
Year
Discount Rate:
17%-21%

(1) Based on 9.32 million outstanding shares; 0.35 million restricted shares; 0.04 million options (calculated per treasury method); per management as of April 30, 2009; Net debt of ($23.8) million per preliminary balance sheet of May 5, 2009.
(2) SKYLINE estimates based on SKYLINE management; comparable company estimates based on First Call Estimates.
(3) Based on SKYLINE 10-K for the period ending January 5, 2009, 10-Q filings for the periods ending 10/5/2008, 7/5/2008, 4/5/2008, preliminary management data for the period ended 4/5/2009; Management estimates for 2009 financial data. EPS excludes impairment charges.
(4) Represents the implied multiple at proposed offer price of $5.00 per share.
- No particular weight was attributed to any analysis.
- Adj. denotes Adjusted, to exclude expenses associated with equity impairment and non-recurring items.

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HOULIHAN LOKEY | 10

Financial Analyses

Selected Companies Analysis[1]

(dollars in millions, except per share values)

	Share Price[2]	Equity Market Value[2,5]	Enterprise Value[2,5]	Growth CY 07-08[3]	Growth CY 08-09[3]	Enterprise Value[2,5]/ EBIT CY 08[3]	Enterprise Value[2,5]/ EBIT CY 09[3]	Enterprise Value[2,5]/ EBITDA LTM[4]	Price/ Earnings[2] CY 08[3]	Price/ Earnings[2] CY 09[3]
Product Resellers										
Agilysys Inc.	$6.45	$148.9	$222.3	10.6%	(10.9%)	NEG	NEG	NM	NM	NEG
Datatec Ltd.	$1.80	$313.0	$399.3	8.6%	(11.0%)	3.0x	2.6x	2.6x	4.0x	8.2x
PC Connection, Inc.	$5.00	$134.3	$70.5	(1.8%)	(19.0%)	3.7x	7.1x	2.0x	13.0x	NM
PC Mall Inc.	$6.27	$84.7	$101.4	9.3%	(16.7%)	5.1x	7.2x	3.4x	9.1x	13.1x
Insight Enterprises Inc.	$5.69	$269.3	$527.8	0.7%	(10.2%)	4.2x	4.0x	3.6x	NEG	4.9x
High		$313.0	($0.1)	10.6%	(10.2%)	5.1x	7.2x	3.6x	13.0x	13.1x
Low		$84.7	($0.2)	(1.8%)	(19.0%)	3.0x	2.6x	2.0x	4.0x	4.9x
Mean		$190.0	($0.1)	5.5%	(13.6%)	4.0x	5.2x	2.9x	8.7x	8.7x
Median		$148.9	($0.1)	8.6%	(11.0%)	4.0x	5.5x	3.0x	9.1x	8.2x

Footnotes:
(1) No company used in this analysis for comparative purposes is identical to SKYLINE.
(2) Based on closing prices as of May 13, 2009 and reported fully diluted shares. Balance sheet based on most recent public filings.
(3) CY - denotes Calendar Year. Multiples based on forward looking financial information may have been calendarized.
(4) LTM - denotes Latest Twelve Month period for which financial information has been made public.
(5) Enterprise Value, which equals equity market value + debt outstanding + preferred stock - cash and cash equivalents.
EBITDA - denotes Earnings Before Interest, Taxes, Depreciation and Amortization, adjusted for certain non-recurring items.
EBIT - denotes Earnings Before Interest and Taxes, adjusted for certain non-recurring items.
NM - Denotes Not Meaningful.
NEG - Denotes Negative.
Sources: Public SEC filings for historical periods; First Call Estimates for projected 2009 financial data.

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HOULIHAN LOKEY | 11

Financial Analyses

Selected Transactions Analysis[1]

($ in millions) Date Announced	Acquiror	Target	Transaction Value [2]	Transaction Value [2] / EBITDA LTM [3]	EBIT LTM [3]	EBIT NTM [4]	Offer Value [5] / Net Income LTM [3]	Net Income NTM [4]	Implied Premium 1 Day	Implied Premium 3 Month
8/27/2008	Ricoh	IKON	$2,216.7	7.9x	8.2x	7.5x	16.6x	15.9x	10.9%	34.0%
3/31/2008	Zebra Acquisition	Zones	$114.1	5.6x	6.2x	7.6x	11.3x	12.9x	43.2%	14.6%
5/12/2008	HP	EDS	$13,440.0	5.1x	12.0x	9.8x	20.5x	14.5x	3.6%	40.8%
1/24/2008	Insight	Calence	$125.0	7.7x	8.2x	NA	NA	NA	NA	NA
8/17/2007	PC Mall	Sarcom	$47.5	5.4x	5.9x	5.7x	NA	NA	NA	NA
7/9/2007	Court Square Capital	CompuCom	$628.0	7.0x	7.4x	NA	NA	NA	NA	NA
5/29/2007 *	Madison Dearborn Partners	CDW	$6,800.7	14.3x	15.3x	12.9x	24.6x	21.8x	16.1%	30.0%
5/25/2007	Agilysys	Innovativ	$100.0	5.0x	5.2x	4.6x	NA	NA	NA	NA
4/2/2007	Agilysys	Stack	$28.0	6.4x	6.7x	NA	NA	NA	NA	NA
3/20/2007	Cerberus/ Management	Affiliated Computer Services	$8,104.6	8.5x	12.9x	11.9x	NA	NA	15.5%	17.8%
2/23/2007	Synnex	Insight - PC Wholesale	$30.0	NA	NA	NA	NA	NA	NA	NA
2/7/2007	Caritor	Keane	$829.3	8.5x	12.6x	10.4x	19.0x	17.1x	19.2%	18.5%
1/2/2007	Arrow	Agilysis-Keylink	$485.0	7.4x	8.1x	7.6x	NA	NA	NA	NA
11/10/2006	Thoma Cressy Bravo	Sirius Computer	$325.0	7.4x	9.1x	8.3x	8.6x	7.6x	NA	NA
11/6/2006	Avnet	GE Access Distribution	$412.5	6.0x	6.7x	6.3x	NA	NA	NA	NA
9/18/2006	CDW	Berbee	$178.6	8.1x	8.6x	6.6x	20.2x	NA	NA	NA
ALL DEALS			High	14.3x	12.9x	12.9x	24.6x	21.8x	43.2%	40.8%
			Mean [2]	6.9x	8.4x	7.8x	16.0x	13.6x	18.1%	25.9%
			Median [2]	7.2x	8.2x	7.6x	17.8x	14.5x	15.8%	24.2%
			Low	5.0x	5.2x	4.6x	8.6x	7.6x	3.6%	14.6%
DEALS < $400 MM			High	8.1x	9.1x	8.3x	20.2x	12.9x		
			Mean	6.5x	7.1x	6.6x	13.4x	10.2x		
			Median	6.4x	6.7x	6.6x	11.3x	10.2x		
			Low	5.0x	5.2x	4.6x	8.6x	7.6x		

[1] No transaction used in this analysis for comparative purposes is identical to the Transaction.
[2] Transaction Value refers to the implied enterprise value of the target company, based on the announced transaction equity price and other public information available at the time of the announcement.
[3] Based on reported metric for the most recent LTM period prior to the announcement of the transaction.
[4] Based on First Call Estimate for NTM period following the announcement of the transaction.
[5] Offer Value refers to implied equity value of the target company, based on the announced transaction equity price.
*Excluded from high, low, mean and median data.
NA refers to not available.
Sources: Public SEC filings, Bloomberg, and First Call Estimates for NTM data.

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HOULIHAN LOKEY | 12

Financial Analyses

Discounted Cash Flow Analysis[1]

	Projected CYE						Terminal Value Assumptions
	2009E (2)	2010E	2011E	2012E	2013E		
Revenue	**$224.1**	**$468.8**	**$513.2**	**$544.4**	**$577.7**	**Revenue**	**$577.7**
Revenue Growth %	*-15.7%*	*12.4%*	*9.5%*	*6.1%*	*6.1%*		0.0%
Cost of Goods Sold	193.3	405.7	443.7	470.1	498.3	Cost of Goods Sold	498.3
Selling Expense	6.3	12.7	12.8	13.6	14.4	Selling Expense	14.4
General & Administrative	21.2	43.5	47.6	50.5	53.6	General & Administrative	53.6
Other Expense	0.0	0.0	0.0	0.0	0.0	Other Expense	0.0
Depreciation and Amortization	1.8	3.6	4.0	4.2	4.5	Depreciation and Amortization	4.5
Adjusted EBITDA	**$5.0**	**$10.6**	**$13.1**	**$14.4**	**$15.8**		**$15.8**
EBITDA Margin %	*2.2%*	*2.3%*	*2.5%*	*2.6%*	*2.7%*		2.7%
Depreciation and Amortization	(1.8)	(3.6)	(4.0)	(4.2)	(4.5)		(4.5)
Adjusted EBIT	**$3.3**	**$6.9**	**$9.1**	**$10.2**	**$11.4**		**$11.4**
Taxes[3]	0.0	0.0	0.0	0.0	(4.4)	Taxes[3]	(4.4)
Unlevered Earnings	**$3.3**	**$6.9**	**$9.1**	**$10.2**	**$6.9**		**$6.9**
Depreciation and Amortization	1.8	3.6	4.0	4.2	4.5	Depreciation and Amortization	4.5
Capital Expenditures	(1.8)	(3.6)	(4.0)	(4.2)	(4.5)	Capital Expenditures	(4.5)
Change in Working Capital	(1.0)	(9.5)	(4.2)	(3.0)	(3.2)	Change in Working Capital	(3.2)
Unlevered Free Cash Flows	**$2.3**	**($2.6)**	**$4.9**	**$7.2**	**$3.7**		**$3.7**

	PV of Terminal Value as a % of Enterprise Value		
Discount Rate	1.0%	2.0%	3.0%
17.0%	55.4%	57.2%	59.2%
18.0%	53.6%	55.4%	57.2%
19.0%	51.9%	53.6%	55.3%
20.0%	50.2%	51.8%	53.5%
21.0%	48.7%	50.2%	51.8%

Discount Rate	Present Value of Cash Flows 2009 - 2013		PV of Terminal Value Based on Perpetual Growth Rate for 2013 Unlevered Free Cash Flow				Implied Enterprise Value[4]				Net Debt[5]		Implied Total Equity Value				Implied Equity Value Per Share[6]		
			1.0%	2.0%	3.0%		1.0%	2.0%	3.0%				1.0%	2.0%	3.0%		1.0%	2.0%	3.0%
17.0%	$9.4		$11.7	$12.6	$13.6		$21.0	$21.9	$23.0		($23.8)		$44.8	$45.7	$46.7		$4.62	$4.71	$4.82
18.0%	$9.1		$10.6	$11.3	$12.2		$19.7	$20.5	$21.3		($23.8)		$43.5	$44.2	$45.1		$4.48	$4.56	$4.65
19.0%	$8.9	+	$9.6	$10.3	$11.0	=	$18.5	$19.2	$19.9	-	($23.8)	=	$42.3	$42.9	$43.7	=	$4.36	$4.43	$4.50
20.0%	$8.7		$8.8	$9.3	$10.0		$17.4	$18.0	$18.7		($23.8)		$41.2	$41.8	$42.4		$4.25	$4.31	$4.37
21.0%	$8.5		$8.0	$8.5	$9.1		$16.5	$17.0	$17.5		($23.8)		$40.2	$40.7	$41.3		$4.15	$4.20	$4.26

Footnotes:

(1) Assumes Transaction is consummated on 6/30/2009; Mid-year convention applied. Refer to WACC calculation in the Appendix for derivation of discount rate.
(2) Represents a 6-month stub period.
(3) Tax at 40%, as per management.
(4) Enterprise Value equals equity market value + debt outstanding + preferred stock + minority interests – cash and cash equivalents.
(5) Net debt amount based on management as of 5/5/2009, adjusted for tax liability and change in control payment; data per management.
(6) Based on 9.32 million outstanding shares; 0.35 million restricted shares; 0.04 million options (calculated per treasury method); per management as of April 30, 2009.
Projections per management
CYE denotes Calendar Year End

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HOULIHAN LOKEY | 13

Financial Analyses

Selected SKYLINE Historical and Projected Financial Data [1]

		CY08A					CY09E				
	CY07A	Q1A	Q2A	Q3A	Q4A	CY08A	Q1P	Q2E	Q3E	Q4E	CY09E
Revenue	$586.9	$143.6	$155.0	$145.2	$120.5	$564.3	$89.5	$103.7	$110.9	$113.1	$417.2
COGS	$528.3	$128.4	$135.7	$126.9	$104.3	$495.3	$76.5	$89.6	$95.2	$98.1	$359.4
Gross Margin	$58.6	$15.2	$19.3	$18.3	$16.2	$69.0	$13.0	$14.1	$15.7	$15.0	$57.8
Sales Expense	$18.7	$3.7	$4.2	$3.3	$3.3	$14.5	$2.8	$3.0	$3.2	$3.1	$12.1
G&A Expense & Other	$47.8	$15.6	$13.5	$13.0	$15.3	$57.4	$10.6	$10.8	$10.6	$10.6	$42.6
Adj. Operating Profit	(7.8)	(4.1)	1.6	2.0	(2.3)	(2.9)	(0.5)	0.4	1.9	1.3	3.1
Other Income	($0.2)	($0.3)	($0.2)	($0.2)	($0.3)	($1.0)	-	-	-	-	-
Income Tax	$1.4	-	-	-	$2.1	$2.1	-	-	-	-	-
Adj. Net Income	**($9.4)**	**($4.4)**	**$1.4**	**$1.8**	**($4.8)**	**($6.0)**	**($0.5)**	**$0.4**	**$1.9**	**$1.3**	**$3.1**
Extraordinary Items [2]	$102.8	-	-	-	$6.4	$6.4	-	-	-	-	-
Adj. EBITDA	**($3.2)**	**($2.9)**	**$2.8**	**$2.9**	**($0.8)**	**$1.9**	**$0.2**	**$1.1**	**$2.8**	**$2.3**	**$6.3**
Adj. EPS	($0.77)	($0.36)	$0.11	$0.15	($0.51)	($0.52)	($0.06)	$0.04	$0.21	$0.14	$0.33
Revenue Growth %	*(1.0%)*	*(75.5%)*	*7.9%*	*(6.3%)*	*(17.0%)*	*(3.9%)*	*(25.7%)*	*(81.6%)*	*24.0%*	*9.1%*	*(26.1%)*
Gross Margin %	*10.0%*	*10.6%*	*12.5%*	*12.6%*	*13.4%*	*12.2%*	*14.5%*	*13.6%*	*14.2%*	*13.3%*	*13.9%*
OPEX %	*11.3%*	*13.5%*	*11.4%*	*11.2%*	*15.4%*	*12.7%*	*15.1%*	*13.3%*	*12.4%*	*12.1%*	*13.1%*
Operating Margin %	*(1.3%)*	*(2.9%)*	*1.0%*	*1.4%*	*(1.9%)*	*(0.5%)*	*(0.6%)*	*0.4%*	*1.7%*	*1.2%*	*0.7%*
EBITDA %	*(0.5%)*	*(2.0%)*	*1.8%*	*2.0%*	*(0.7%)*	*0.3%*	*0.2%*	*1.1%*	*2.5%*	*2.0%*	*1.5%*
Net Margin %	*15.9%*	*(3.1%)*	*0.9%*	*1.3%*	*(4.0%)*	*(1.1%)*	*(0.6%)*	*0.4%*	*1.7%*	*1.2%*	*0.7%*

[1] *Based on 10-K for the period ending January 5, 2009, 10-Q filings for the periods ending 10/5/2008, 7/5/2008, 4/5/2008, preliminary management data for the period ended 4/5/2009; Management estimates for 2009 financial data. EPS excludes impairment charges.*
[2] *Total Adjustments: in CY2007, the Company impaired $102.8 million in equity that resulted from the 2004 acquisition of Arc Computer Resources; in Q4 of CY2008, the Company took a $6.4 million charge in connection with the sale of an airplane.*
Adj. denotes Adjusted to exclude equity impairment and other non-recurring charges.

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HOULIHAN LOKEY | 14

Other Information

Ownership Summary

Ownership Detail

Pomeroy IT Solutions

		Number of Fully Diluted Shares Held	% of Fully Diluted Ownership
Top 10 Institutional Holders [(1)]			
1	FMR Corporation	1.227	12.6%
2	Dimensional Fund Advisors	1.034	10.7%
3	SC Fundamental	1.030	10.6%
4	Wells Capital Management	0.957	9.9%
5	J.H. Whitney Inv. Mgmt	0.322	3.3%
6	Renaissance Technologies	0.245	2.5%
7	Barclays Global Investors	0.245	2.5%
8	Vanguard	0.132	1.4%
9	Voyageur Asset Mgmt.	0.071	0.7%
10	Kennedy Capital	0.065	0.7%
	Subtotal	5.328	54.9%
Other Institutional Holders		1.504	15.5%
	Total Institutional Holders	6.832	70.4%
Management & Directors [(2)]			
David B. Pomeroy, II		2.022	20.8%
Other Mgmt. & Board		0.759	7.8%
	Material Management & Directors	2.022	20.8%
Public/Retail		0.848	8.7%
Diluted Shares Outstanding [(3)]		9.703	100.0%

(1) Sources: Public filings, Bloomberg and Thomson Financial Corp.
(2) Sources: Proxy statement dated April 30, 2009 and Mgmt. data.
(3) Source: Per Management as of April 30, 2009.

Ownership Breakout

David B. Pomeroy, II 20.8%
Renaissance Technologies 2.5%
Wells Capital Management 9.9%
FMR Corporation 12.6%
Other Mgmt. & Board 7.8%
Public/Retail & Other Inst. 21.7%
J.H. Whitney Inv. Mgmt 3.3%
SC Fundamental 10.6%
Dimensional Fund Advisors 10.7%
Held Mgmt. Meetings

Top five holders with over 64% ownership
Top six holders with over 67% ownership

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HOULIHAN LOKEY | 16

Other Information

Management Projections

Revenue	5 Year CAGR: 2005-2009	DCF Assumption 5 Year CAGR Management Case
Product	(13.6%)	8.7%
Infrastructure Services	(3.6%)	8.4%
Staffing	(17.7%)	7.0%
Total Company	**(12.6%)**	8.5%

Management Case

	Price Per Share		
	Perpetual Growth Rate		
Discount Rate	1.00%	2.00%	3.00%
17%	$4.62	$4.71	$4.82
18%	$4.48	$4.56	$4.65
19%	$4.36	$4.43	$4.50
20%	$4.25	$4.31	$4.37
21%	$4.15	$4.20	$4.26

[1] *Financial projections per management.*

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HOULIHAN LOKEY | 17

Other Information

Revenue Trends [1]

Total Revenue Growth (2005 – 2009E)
CAGR: (12.6%)
-2%
-6%
-10%
-14%
-18%
-22%
-26%
-30%
2005
-3.2%
2006
-13.3%
2007
-1.0%
2008
-3.6%
2009E
-26.1%
Revenue Growth %

Product Revenue Growth (2005 – 2009E)
CAGR: (13.6%)
20%
10%
0%
-10%
-20%
2005
-12.3%
2006
-18.1%
2007
8.9%
2008
-12.1%
2009E
-20.6%
Product Rev Growth %

[1] Financial projections per management; historical data per public SEC filings.

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HOULIHAN LOKEY | 18

Other Information

Revenue Trends [1]

Staffing Revenue Growth (2005 – 2009E)
CAGR: (17.7%)
100%
50%
0%
-50%
-100%
42.2%
2006
2007
-12.7%
20.1%
2008
2009E
-74.1%
Staffing Revenue Growth %

Inf. Svcs. Revenue Growth (2005 – 2009E)
CAGR: (3.6%)
20%
10%
0%
-10%
-20%
2006
-4.5%
2007
-14.7%
2.7%
2008
0.3%
2009E
Infrastructure Services Rev Growth %

[1] *Financial projections per management; historical data per public SEC filings.*

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HOULIHAN LOKEY | 19

Other Information

Management Projections – 2009 [1]

	CY 2009 Original Budget	CY 2009 Reforecast	CY 2009 Variance
Revenue			
Product	$320.2	$270.0	($50.2)
Staffing	$26.8	$27.1	$0.3
Inf. Services	$126.3	$120.0	($6.2)
Total Revenue	**$473.3**	**$417.2**	**($56.1)**
yoy growth	*(16.1%)*	*(26.1%)*	*(9.9%)*
Total Gross Margin	**$63.4**	**$57.8**	**($5.6)**
EBIT	**$4.4**	**$3.1**	**($1.3)**
EPS	**$0.38**	**$0.33**	**($0.05)**

Total Revenue
$500
$480
$460
$440
$420
$400
$473.3
$417.2
Budget
Reforecast

Total Product Revenue
$350
$330
$310
$290
$270
$250
$320.2
$270.0
Budget
Reforecast

EBIT
$5
$4
$3
$2
$4.4
$3.1
Budget
Reforecast

[1] *Projections per financial packages distributed to the Board of Directors from SKYLINE Management.*

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HOULIHAN LOKEY | 20

Other Information

Management Projections – 2007-2008 [1]

	CY 2008 Original Budget	CY 2008 Actual	CY 2008 Variance
Revenue			
Product	$404.5	$340.0	($64.5)
Staffing	$116.7	$104.7	($12.0)
Inf. Services	$132.6	$119.6	($13.0)
Total Revenue	**$653.8**	**$564.3**	**($89.5)**
yoy growth	*11.4%*	*(3.9%)*	*(15.3%)*
Total Gross Margin	**$85.6**	**$69.0**	**($16.6)**
EBIT	**$14.9**	**($2.9)**	**($17.8)**
EPS	**$0.70**	**($0.52)**	**($1.22)**

	CY 2007 Original Budget	CY 2007 Actual	CY 2007 Variance
Revenue			
Product	$386.2	$386.5	$0.3
Staffing	$111.7	$87.2	($24.5)
Inf. Services	$150.6	$113.2	($37.4)
Total Revenue	**$648.5**	**$586.9**	**($61.6)**
yoy growth	*14.9%*	*4.0%*	*(10.9%)*
Total Gross Margin	**$99.7**	**$58.6**	**($41.1)**
EBIT	**$13.5**	**($7.8)**	**($21.4)**
EPS	**$0.65**	**($0.77)**	**($1.42)**

Total Revenue - 2008

$700
$600
$500
$400
$653.8
$564.3
Budget
Actual

Total Product Revenue - 2008

$450
$400
$350
$300
$404.5
$340.0
Budget
Actual

EBIT - 2008

$15
$10
$5
$0
($5)
$14.9
($2.9)
Budget
Actual

[1] *Projections per financial packages distributed to the Board of Directors from SKYLINE Management.*

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HOULIHAN LOKEY | 21

Other Information

Comparative Analysis – Limited Liquidity [1]

Pomeroy 1 week average volume of 3.5 thousand shares

Average Daily Trading Volume

	3 month	1 month	1 week
Skyline	6,918	5,243	3,480
Agilysys	97,040	107,580	82,560
Tech Data	695,980	810,840	653,020
	1,208,810	1,016,920	1,001,620
AVNET	2,020,160	2,231,840	1,751,030

2,400,000
2,100,000
1,800,000
1,500,000
1,200,000
900,000
600,000
300,000
0
3,480
5,243
6,918
82,560
107,580
97,040
653,020
810,840
695,980
1,001,620
1,016,920
1,208,810
1,751,030
2,231,840
2,020,160
1 week
1 month
3 month
Skyline AGYS TECD ARW AVT

[1] Source: Bloomberg.

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HOULIHAN LOKEY 22

Other Information

Comparative Analysis [1][2]

IT Services Comparative Analysis

Average Rev. of Competitors: $22,608 mm.
SKYLINE revenue is 3% of average competitor
$118,697.0
$103,630.0
$28,029.8
$19,995.8
$17,112.6
$14,709.9
$13,899.9
$6,372.5
$4,831.9
$4,352.2
$2,779.0
$1,540.0
$1,195.4
$1,191.6
$781.0
$564.3
$30,000
$24,000
$18,000
$12,000
$6,000
$0
HPQ
IBM
IM
TECD
CSC
AVT
ARW
ACS
NSIT
JSE:DTC
PER
PCCC
MALL
CBR
AGYS
SKYLINE

(1) Comparable company estimates per Wall Street and public SEC filings.
(2) Average excludes SKYLINE

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HOULIHAN LOKEY | 23

Other Information

Comparative Analysis – Select Companies

CY2008 EBITDA Multiples of Selected IT Solutions/Products Providers (1)(2)(3)

CY2008 PE Multiples of Selected IT Solutions/Products Providers (1)(2)(3)

12.8x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
3.6x
3.4x
2.6x
2.0x
Average:
2.9x
NM
SKYLINE
NSIT
MALL
JSE:DTC
PCCC
AGYS
13.0x
9.1x
4.0x
Average:
8.7x
NEG
NEG
NM
PCCC
MALL
JSE:DTC
NSIT
SKYLINE
AGYS
SKYLINE
IT Solutions/ Products

---

(1) *Comparable company financial data based on public SEC filings.*
(2) *Average excludes SKYLINE Proposed Offer Price of $5.00/ share.*
(3) *Based on SKYLINE net debt of ($23.8) million and 9.32 million outstanding shares; 0.35 million restricted shares; 0.04 million options (calculated per treasury method) per management as of April 30, 2009.*
- *NM denotes Not Meaningful.*
- *NEG denotes Negative.*

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HOULIHAN LOKEY 24

Other Information

Comparative Analysis – Select Companies

CY2007-CY2008 Revenue Growth of Selected Companies (1)(2)

10.6%
9.3%
8.6%
Average: 5.5%
0.7%
(1.8%)
(3.9%)
10%
5%
0%
-5%
-10%
AGYS
MALL
JSE:DTC
NSIT
PCCC
SKYLINE

CY2008-CY2009E Revenue Growth of Selected Companies (1)(2)

10%
0%
-10%
-20%
-30%
(10.2%)
(10.9%)
(11.0%)
(16.7%)
(19.0%)
(26.1%)
Average: (13.6%)
NSIT
AGYS
JSE:DTC
MALL
PCCC
SKYLINE
SKYLINE
IT Solutions/ Products

(1) *Comparable company financial data based on public SEC filings and First Call Estimates.*
(2) *SKYLINE data based on public filings and Management Estimates for CY2009.*

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HOULIHAN LOKEY | 25

Other Information

Implied Premiums Paid [1][2][3]

1 Trading Day Premium

1 Day Premium
50%
40%
30%
20%
10%
0%
4%
11%
16%
16%
18%
19%
43%
43%
47%
HP - EDS
Ricoh - IKON
Cerberus/ Management - Affiliated Computer Services
Madison Dearborn Partners - CDW
Average
Caritor - Keane
Trans
Zebra Acquisition - Zones
2/19/09 (Pre 13D)
Selected Transaction Average: 18%

3 Month Premium

3 Month Premium
40%
30%
20%
10%
0%
15%
18%
18%
26%
30%
34%
40%
41%
52%
Zebra Acquisition - Zones
Cerberus/ Management - Affiliated Computer Services
Caritor - Keane
Average
Madison Dearborn Partners - CDW
Ricoh - IKON
Trans
HP - EDS
2/19/09 (Pre 13D)
Selected Transaction Average: 26%

[1] Transactions involving U.S. public targets in the IT Services industry over the past 3 years with transaction values between $114 and $8,105.
[2] Based on closing stock price data.
[3] Indicates number of trading day(s) prior to announcement of transaction.
Sources: Bloomberg.

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HOULIHAN LOKEY | 26

Appendix

Weighted Average Cost of Capital Calculation

	Debt[1]	Preferred Stock[2]	Equity Market Value[3]	Total Capitalization[4]	Debt to Equity Market Value	Debt to Total Capitalization	Preferred Stock to Total Capitalization	Equity Market Value to Total Capitalization
Agilysys Inc.	$145.9	$0.0	$148.9	$294.7	98.0%	49.5%	0.0%	50.5%
Datatec Ltd.	$321.2	$0.0	$313.0	$634.2	102.6%	50.6%	0.0%	49.4%
PC Connection, Inc.	$4.1	$0.0	$134.3	$138.4	3.1%	3.0%	0.0%	97.0%
PC Mall Inc.	$21.5	$0.0	$84.7	$106.3	25.4%	20.2%	0.0%	79.8%
Insight Enterprises Inc.	$331.0	$0.0	$269.3	$600.3	122.9%	55.1%	0.0%	44.9%
Median	$145.9	$0.0	$148.9	$294.7	98.0%	49.5%	0.0%	50.5%
Mean	$164.7	$0.0	$190.0	$354.8	70.4%	35.7%	0.0%	64.3%
SKYLINE	0.0	0.0	45.1	45.1	0.0%	0.0%	0.0%	100.0%

	Levered Beta[5]	Unlevered Beta[6]	Equity Risk Premium[7]	Size Premium[8]	Cost of Equity[9]	Cost of Debt[10]	Cost of Preferred Stock[11]	WACC[12]
Agilysys Inc.	1.70	1.07	6.00%	5.81%	20.1%	12.0%	0.0%	13.7%
Datatec Ltd.	1.65	1.02	6.00%	2.71%	16.7%	7.7%	0.0%	10.6%
PC Connection, Inc.	1.49	1.46	6.00%	5.81%	18.8%	6.2%	0.0%	18.4%
PC Mall Inc.	1.16	1.01	6.00%	5.81%	16.9%	10.1%	0.0%	14.7%
Insight Enterprises Inc.	1.88	1.08	6.00%	2.71%	18.1%	8.7%	0.0%	11.0%
Median	1.65	1.07			18.1%	8.7%	0.0%	13.7%
Mean	1.58	1.13			18.1%	8.9%	0.0%	13.7%
SKYLINE	1.90	1.90	6.00%	5.81%	21.3%	0.0%	0.0%	21.3%

Footnotes:
(1) Debt amount based on most recent public filing as of 5/13/2009.
(2) Preferred stock amount as stated in most recent public filing as of 5/13/2009.
(3) Equity market value based on closing price on 5/13/2009 and on reported fully-diluted shares as of 5/13/2009.
(4) Total capitalization equal to equity market value + debt outstanding + preferred stock.
(5) Based on adjusted beta as per Bloomberg as of 5/13/2009.
(6) Unlevered Beta = Levered Beta / (1 + ((1 – Tax Rate) * (Debt / Equity Market Value)) + (Preferred Stock / Equity Market Value)).
(7) Houlihan Lokey estimate, based on review of studies measuring the historical returns between stocks and bonds, theoretical models such as supply side and demand side models and other materials.
(8) Morningstar, 2009 Ibbotson Stocks, Bonds, Bills, and Inflation Valuation Yearbook, pages 90-96.
(9) Cost of Equity = Risk Free Rate of Return + (Levered Beta * Equity Risk Premium) + Size Premium. Risk Free Rate of Return as of 5/13/2009, based on 20-year U.S. Treasury Bond Yield.
(10) Based on selected company weighted average interest rate per most recent public filings.
(11) Based on selected company weighted average preferred dividend per most recent public filings.
(12) Weighted Average Cost of Capital (WACC) = (Cost of Debt * (1 – Tax Rate) * Debt to Total Capitalization) + (Cost of Equity * Equity Market Value to Total Capitalization) + (Cost of Preferred * Preferred Stock to Total Capitaliz
See next page for tax rate assumption.
Source: Bloomberg

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HOULIHAN LOKEY | 28

Appendix

Weighted Average Cost of Capital Calculation (cont.)

Market Assumptions	
Risk Free Rate of Return[1]	4.1%
Equity Risk Premium[2]	6.00%
Size Premium[3]	5.81%
Tax Rate[4]	40.00%

Capital Structure Assumptions	
Debt to Equity Market Value[5]	0.0%
Debt to Total Capitalization[5]	0.0%
Preferred Stock to Total Capitalization[5]	0.0%
Equity Market Value to Total Capitalization[5]	100.0%
Cost of Debt[5]	0.0%
Cost of Preferred Stock[5]	0.0%

Cost of Equity for Computed WACC	
Selected Unlevered Beta[6]	1.13
Computed Levered Beta[7]	1.13
Cost of Equity[8]	16.7%

Cost of Equity based on SKYLINE Observed Beta	
Observed Levered Beta[9]	1.90
Unlevered Beta[10]	1.90
Levered Beta[11]	1.90
Cost of Equity[12]	21.3%

Computed Weighted Average Cost of Equity Capital[13]	16.7%		
Weighted Average Cost of Equity Capital based on SKYLINE Observed Beta[14]	21.3%		
Selected Weighted Average Cost of Equity Capital Range	17.0%	--	21.0%

Footnotes:
(1) Risk Free Rate of Return as of 5/13/2009, based on 20-year U.S. Treasury Bond Yield.
(2) Houlihan Lokey estimate, based on a review of studies measuring the historical returns between stocks and bonds, theoretical models such as supply side and demand side models and other materials.
(3) Morningstar, *2009 Ibbotson Stocks, Bonds, Bills, and Inflation Valuation Yearbook*, pages 90-96.
(4) As per SKYLINE management.
(5) Based on SKYLINE capital structure as of 5/13/2009.
(6) Based on review of selected companies' unlevered betas listed on previous page.
(7) Computed Levered Beta = Selected Unlevered Beta * (1 + ((Debt / Equity Market Value) * (1 – Tax Rate)) + (Preferred Stock / Equity Market Value)). Based on Market and Capital Structure Assumptions.
(8) Cost of Equity = Risk Free Rate of Return + (Computed Levered Beta * Equity Risk Premium) + Size Premium. Based on Market Assumptions.
(9) Observed Levered beta based on SKYLINE's adjusted levered beta, as per Bloomberg as of 5/13/2009.
(10) Unlevered Beta = Observed Levered Beta / (1 + ((Debt / Equity Market Value) * (1 – Tax Rate)) + (Preferred Stock / Equity Market Value)). Unlevered beta based on SKYLINE's Debt outstanding as of 5/13/2009; Preferred Stock outstanding as of 5/13/2009; and Equity Market Value as of 5/13/2009, based on fully-diluted shares as of 5/13/2009.
(11) Levered Beta = Unlevered Beta * (1 + ((Debt / Equity Market Value) * (1 - Tax Rate)) + (Preferred Stock / Equity Market Value)). Based on Market and Capital Structure Assumptions.
(12) Cost of Equity = Risk Free Rate of Return + (Levered Beta * Equity Risk Premium) + Size Premium. Based on Market Assumptions.
(13) Weighted Average Cost of Capital (WACC) = (Cost of Debt * (1 – Tax Rate) * Debt to Total Capitalization) + (Cost of Equity * Equity Market Value to Total Capitalization) + (Cost of Preferred Stock * Preferred Stock to Total Capitalization). Based on "Cost of Equity for Computed WACC" and Market and Capital Structure Assumptions.
(14) Based on "Cost of Equity based on SKYLINE Observed Beta" and Market and Capital Structure Assumptions.
Source: Bloomberg.

CONFIDENTIAL

HOULIHAN LOKEY | 29

April 2, 2009

Presentation to the Special Committee:

Regarding Project SKYLINE

Confidential

Houlihan Lokey Howard & Zukin

www.hl.com U.S. 800.788.5300 U.K. +44 (0)20.7839.3355

Los Angeles New York Chicago San Francisco Atlanta Minneapolis Dallas Washington, D.C. London Paris Frankfurt Hong Kong Tokyo Beijing

Confidential
HOULIHAN LOKEY HOWARD & ZUKIN
Project SKYLINE

Situation Assessment

Key Considerations

- Auction process
- SKYLINE liquidity and business trends (revenue growth, profitability)
- Trends for SKYLINE and industry as a whole
- Recent industry performance and long term viability
- Discounted cash flow analysis
- Performance and scale of comparable companies
- Long term viability of standalone public company

2

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project SKYLINE

Process Overview

Buyers – Auction Process since February 19, 2009

Strategic

Redacted

Financial

Redacted

Buyer Universe

Financial
12
Strategic
13

18
15
12
9
6
3
0
17
16
6
2
NDAs Executed
Previous Mgmt. Pres.
Recent Mgmt. Pres.
Offers

** Indicated parties have executed NDAs.*

3

Confidential

Houlihan Lokey Howard & Zukin

Project SKYLINE

Project SKYLINE Process Update

Summary of Special Committee Discussions Since February 19, 2009

Date	Discussion Topics
February 19	• Offer Received
February 23	• Special Committee Update - Review of offer, agree on potential buyers
March 6	• Special Committee Update - Review of timing and status of interested buyers
March 9	• Special Committee Update - Review of merger agreement mark-up
March 16	• Special Committee Update - Review of open diligence items with each potential party/ legal docs
March 23	• Special Committee Update - Review of legal documentation and next steps with each potential party
March 30	• Special Committee Update - Review of initial MAGIC purchase agreement
April 2	• Preliminary review of valuation materials

4

Confidential

Houlihan Lokey Howard & Zukin

Project SKYLINE

SKYLINE Business Overview

Company Ownership Profile

Greenlight Capital stake bought by Company for average price of $3.10

Ownership Detail

Pomeroy IT Solutions		Number of Fully Diluted Shares Held	% of Fully Diluted Ownership
Top 10 Institutional Holders [1]			
1	FMR Corporation	1.227	12.4%
2	Wells Capital Management	1.039	10.5%
3	Dimensional Fund Advisors	1.034	10.5%
4	SC Fundamental	0.454	4.6%
5	J.H. Whitney Inv. Mgmt	0.322	3.3%
6	Renaissance Technologies	0.245	2.5%
7	Barclays Global Investors	0.245	2.5%
8	Vanguard	0.132	1.3%
9	Voyageur Asset Mgmt.	0.071	0.7%
10	Kennedy Capital	0.065	0.7%
	Subtotal	4.833	48.9%
Other Institutional Holders		1.183	12.0%
	Total Institutional Holders	6.017	60.9%
Management & Directors [2]			
David B. Pomeroy, II		1.576	16.0%
Other Mgmt. & Board		0.438	4.4%
	Material Management & Directors	1.576	16.0%
Public/Retail		2.282	23.1%
Diluted Shares Outstanding [3]		9.875	100.0%

(1) Source: Public filings, Bloomberg and Thomson Financial Corp.
(2) Source: Proxy statement dated April 30, 2008 and Mgmt. data.
(3) Source: Per Management.

Ownership Breakout

Held Mgmt. Meetings
J.H. Whitney Inv. Mgmt 3.3%
Public/Retail & Other Inst. 35.8%
SC Fundamental 4.6%
Wells Capital Management 10.5%
Dimensional Fund Advisors 10.5%
Other Mgmt. & Board 4.4%
Renaissance Technologies 2.5%
FMR Corporation 12.4%
David B. Pomeroy, II 16.0%

Top five holders with over 54% ownership
Top six holders with over 57% ownership

5

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project SKYLINE

SKYLINE Business Overview

Recent Stock Price Performance (1)

	Trading Range (1) Low	High	Average	% Premium
1 Week	$3.18	$3.55	$3.36	34.1%
1 Month	$3.18	$4.05	$3.51	28.1%
3 Month	$2.79	$4.12	$3.43	31.1%
6 Month	$2.29	$4.88	$3.33	35.0%

1 Mo. Avg:
$3.51
3 Mo. Avg:
$3.43
80,000
60,000
40,000
20,000
0
$6.00
$4.50
$3.00
$1.50
$0.00
OFFER: $4.50
Current: $3.45
Avg. Volume:
29,193
3/27/08
5/27/08
7/27/08
9/27/08
11/27/08
1/27/09
3/27/09
Volume
Close

(1) Trading range includes intraday trades.

6

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project SKYLINE

Business and Trading Overview

Comparative Trading Volume

Pomeroy 1 week average volume of 11.4 thousand shares

Average Daily Trading Volume

	3 month	1 month	1 week
Skyline	7,621	8,455	11,391
Agilysys	97,040	107,580	82,560
Tech Data	695,980	810,840	653,020
Arrow	1,208,810	1,016,920	1,001,620
Avnet	2,020,160	2,231,840	1,751,030

2,400,000
2,100,000
1,800,000
1,500,000
1,200,000
900,000
600,000
300,000
0
11,391
8,455
7,621
82,560
107,580
97,040
653,020
810,840
695,980
1,001,620
1,016,920
1,208,810
1,751,030
2,231,840
2,020,160
1 week
1 month
3 month
Skyline AGYS TECD ARW AVT

7

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project SKYLINE

SKYLINE Business Overview

Selected Comparable Acquisitions – Premiums Paid Analysis (1)

1 Day Premium

1 Day Premium
40%
30%
20%
10%
0%
4.0%
11.0%
16.0%
16.0%
18.1%
19.0%
30.4%
43.0%
HP - EDS
Ricoh - IKON
Cerberus/ Management - Affiliated Computer Services
Madison Dearborn Partners - CDW
Average
Caritor - Keane
Trans
Zebra Acquisition - Zones

Comparable Transaction Average: **18.1%**

3 Month Premium

3 Month Premium
40%
30%
20%
10%
0%
15.0%
18.0%
18.0%
25.9%
30.0%
31.1%
34.0%
41.0%
Zebra Acquisition - Zones
Cerberus/ Management - Affiliated Computer Services
Caritor - Keane
Average
Madison Dearborn Partners - CDW
Trans
Ricoh - IKON
HP - EDS

Comparable Transaction Average: **25.9%**

(1) Average excludes SKYLINE transaction.

8

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project SKYLINE

SKYLINE Business Overview

Revenue and Trend Analysis (1)

($ in Millions)

Total Revenue Growth (2005 – 2009P)
CAGR: (9.1%)
0%
-4%
-8%
-12%
-16%
-20%
2005
-3.2%
2006
-13.3%
2007
-1.0%
2008
-3.6%
2009P
-17.7%
Revenue Growth

Product Revenue Growth (2005 – 2009P)
CAGR: (10.3%)
20%
10%
0%
-10%
-20%
2005
-12.3%
2006
-18.1%
2007
8.9%
2008
10.3%
2009
-13.3%
Product Rev Growth %

(1) *Estimates Per Management*

9

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project SKYLINE

SKYLINE Business Overview

Revenue and Trend Analysis (1)

($ in Millions)

Staffing Revenue Growth (2005 – 2009P)
CAGR: (18.7%)
100%
50%
0%
-50%
-100%
42.2%
2006
2007
-12.7%
20.7%
2008
2009P
-74.8%
Revenue Growth

Inf. Svcs. Revenue Growth (2005 – 2009P)
CAGR: (2.8%)
20%
10%
0%
-10%
-20%
2006
-4.5%
2007
-14.7%
2.7%
2008
3.6%
2009
Product Rev Growth %

(1) *Estimates Per Management*

10

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project SKYLINE

SKYLINE Business Overview

Discounted Cash Flow Analysis (1)

($ in Millions)

Average Comparable 08-09 Growth

	5 Year CAGR: 2005-2009	DCF Assumption 5 Year CAGR Base Case	DCF Assumption 5 Year CAGR Upside
Revenue			
Product	(10.3%)	(3.1%)	(1.0%)
Infrastructure Services	(2.8%)	(2.0%)	1.0%
Staffing	(18.7%)	0.0%	1.0%
Total Company	**(9.1%)**	**(2.6%)**	**(0.3%)**
Gross Profit			
Product	(4.5%)	(4.2%)	(1.0%)
Total Company	**(7.4%)**	**(3.4%)**	**(0.4%)**

Base Case

	Price Per Share		
	Perpetual Growth Rate		
Discount Rate	0.25%	0.50%	1.00%
20%	$3.43	$3.43	$3.43
21%	$3.43	$3.43	$3.43
22%	$3.42	$3.42	$3.42
23%	$3.41	$3.41	$3.41
24%	$3.41	$3.41	$3.41

Upside Case

	Price Per Share		
	Perpetual Growth Rate		
Discount Rate	0.25%	0.50%	1.00%
20%	$4.57	$4.58	$4.61
21%	$4.48	$4.49	$4.52
22%	$4.40	$4.41	$4.43
23%	$4.32	$4.33	$4.35
24%	$4.26	$4.27	$4.28

(1) Per Delaware Law and Valuation Practice, implied growth rate in perpetuity is preferred DCF valuation methodology. Of the three methods for determining a terminal value for discounted cashflow analysis, Delaware courts have consistently chosen to rely on the implied growth rate in perpetuity in selecting the appropriate terminal value.

11

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project SKYLINE

SKYLINE Business Overview

Transaction Pricing Matrix – Product Growth Rates (1)

($ in Millions)

2008-2009P Growth: (17.7%)

4 Year Product Rev. CAGR (10.3%)

4 Year Total Rev. CAGR: (9.1%)

2009 Product Gross Margin

Base Case

Transaction Pricing Matrix

Product GM %	Product Growth Rates (2010-2013)						
	(10.3%)	(9.1%)	(8.0%)	(7.0%)	(5.0%)	(3.1%)	(1.0%)
8.5%	$1.17	$1.40	$1.61	$1.81	$2.23	$2.63	$3.11
9.0%	$1.52	$1.76	$1.98	$2.19	$2.62	$3.05	$3.54
9.2%	$1.66	$1.90	$2.13	$2.34	$2.78	$3.21	$3.71
9.4%	$1.80	$2.05	$2.28	$2.49	$2.94	$3.42	$3.88
10.0%	$2.22	$2.48	$2.72	$2.95	$3.41	$3.87	$4.40

Upside Case

Transaction Pricing Matrix

Product GM %	Product Growth Rates (2010-2013)						
	(10.3%)	(9.1%)	(8.0%)	(7.0%)	(5.0%)	(3.1%)	(1.0%)
8.5%	$1.89	$2.12	$2.34	$2.54	$2.96	$3.37	$3.85
9.0%	$2.24	$2.48	$2.71	$2.92	$3.36	$3.79	$4.28
9.2%	$2.38	$2.63	$2.86	$3.07	$3.51	$3.95	$4.35
9.4%	$2.52	$2.77	$3.01	$3.22	$3.67	$4.12	$4.41
10.0%	$2.94	$3.20	$3.45	$3.68	$4.15	$4.61	$5.15

(1) Projections based on Management estimates.

12

Confidential

Houlihan Lokey Howard & Zukin

Project SKYLINE

Financial Analysis

Comparable Companies - IT Solutions/ Products

CY2008E EBITDA Multiples of Comparable IT Solutions/Products Providers (1)(2)(3)

12.4x
6.5x
6.3x
5.4x
4.8x
3.9x
3.5x
2.7x
2.7x
2.2x
1.9x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
Average: 3.9x
Sm.-Mid Cap Average: 2.8x
Trans. Val.
AVT
ARW
IM
TECD
AGYS
SKYLINE
MALL
NSIT
JSE:DTC
PCCC

CY2008E PE Multiples of Comparable IT Solutions/Products Providers (1)(2)(3)

11.1x
10.4x
9.3x
8.6x
7.5x
5.8x
3.5x
NEG
NEG
NEG
NM
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
Average: 8.0x
Sm.-Mid Cap Average: 5.6x
ARW
TECD
IM
AVT
PCCC
MALL
JSE:DTC
NSIT
SKYLINE
Trans. Val.
AGYS
SKYLINE
IT Solutions/ Products
Transaction Value

(1) *Comparable company estimates per Wall Street.*
(2) *Average excludes SKYLINE and Transaction Value of $4.50/ share.*
(3) *Based on SKYLINE net debt of ($30.0) million and 9.9 million treasury diluted shares outstanding.*

13

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project SKYLINE

Financial Analysis

Comparable Companies - IT Solutions/ Products

CY2007-CY2008 Revenue Growth of Comparable Companies (1)

14.0%
11.5%
8.6%
4.5%
0.7%
(1.4%)
(3.6%)
(6.8%)
(10.0%)
(13.9%)
Average: 0.8%
10%
0%
-10%
-20%
AGYS
MALL
JSE:DTC
TECD
NSIT
IM
SKYLINE
AVT
PCCC
ARW

CY2008-CY2009E Revenue Growth of Comparable Companies (1)

7.7%
4.5%
3.3%
(3.5%)
(4.0%)
(5.7%)
(9.3%)
(10.2%)
(11.0%)
(17.7%)
Average: (3.1%)
10%
0%
-10%
-20%
AGYS
ARW
AVT
PCCC
MALL
IM
TECD
NSIT
JSE:DTC
SKYLINE

SKYLINE   IT Solutions/ Products

(1) *Comparable company estimates per Wall Street.*
(2) *Average excludes SKYLINE and Transaction Value of $4.50/ share.*
(3) *Based on SKYLINE net debt of ($30.0) million and 9.9 million treasury diluted shares outstanding.*

14

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project SKYLINE

Financial Analysis

IT Services Market – 2008 Revenue of Key Competitors (1)

($ in Millions)

IT Services Competitive Analysis
Average Rev. of Competitors: $22,608 mm.
SKYLINE revenue is 3% of average competitor
$30,000
$24,000
$18,000
$12,000
$6,000
$0
$118,697.0
$103,630.0
$28,029.8
$19,995.8
$17,112.6
$14,709.9
$13,899.9
$6,372.5
$4,831.9
$4,352.2
$2,779.0
$1,540.0
$1,195.4
$1,191.6
$781.0
$565.8
HPQ
IBM
IM
TECD
CSC
AVT
ARW
ACS
NSIT
JSE:DTC
PER
PCCC
MALL
CBR
AGYS
SKYLINE

SKYLINE competes with far larger competitors and lacks the scale to compete effectively with larger players

(1) *Based on public filings and Wall Street research.*

15

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project SKYLINE

Key Considerations

Key Items to For Board Consideration

Key Considerations

- **Premium**
  - Premium to stock price as of March 30, 2009 – 27.1%
  - Premium to 6 month average stock price – 35.0%
- **Liquidity**
  - Company purchase of shares from large shareholder for average price of $3.10
  - Shareholders inability to exit stock without significant discount (11 thousand shares traded per day)
  - Current proposed offers are all cash considerations
- **Growth**
  - Overall 2005-2009 CAGR of (9.1%)
  - Each business unit has negative 5 year compound annual growth rates
    - Product – (10.3%)
    - Infrastructure Services – (2.8%)
    - Staffing – (18.7%)
- **Potential Liabilities (Escheat)**
  - Potential added liability between $3 - $7 million could adversely affect stock price (e.g. Insight)
- **Projections**
  - Budget versus actual last 3 years

16

Confidential

Houlihan Lokey Howard & Zukin

Project SKYLINE

Situation Assessment

Key Observations

- Shareholder opportunity to vote on all-cash transaction
- Subscale player in consolidating space
- Future viability as standalone public company
- Consolidating IT Services sector
- Valuation metrics of comparable companies, premiums paid analysis, discounted cash flow
- Company purchase of shares from large shareholder for average price of $3.10
- Go-Shop provision allows extension of auction process

17